Exhibit 1

THERAPIX BIOSCIENCES LTD.

NOTICE OF
2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 18, 2017

Notice is hereby given that the Annual and a Special General Meeting of the shareholders (the “Meeting”) of Therapix Biosciences Ltd. (the “Company”) will be held at the offices of the Company at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Tel-Aviv 5320047, Israel, on October 25, 2017 at 08.00 a.m. (Eastern Standard Time)/3:00 p.m. (Israel time) for the following purposes:

1.       To re-elect the following currently serving directors to the Board of Directors, each to serve until the next Annual General Meeting of shareholders: Dr. Ascher Shmulewitz (Chairman), Amit Berger, Dr. Yafit Stark, Zohar Heiblum, Stephen M. Simes, Mark E. Groussman and Eric So. The voting on this proposal shall be conducted in respect of each director nominee separately.

2.       To reappoint Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2017 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

3.       To approve in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”), the appointment of the Chairman of the Board of Directors, Dr. Ascher Shmulewitz, as Interim Chief Executive Officer, for no additional consideration for his role as Interim Chief Executive Officer.

4.       To approve the execution, delivery and performance by the Company of the Second Amendment of the Company’s License Agreement with Dekel Pharmaceuticals Ltd., as amended, pursuant to the form of agreement attached as Annex A to the Proxy Statement, providing for the replacement of all rights to receive royalties, sublicense fees or milestone payments with the right to receive 19,000,000 Ordinary Shares of the Company (equivalent to 475,000 American Depositary Shares (“ADSs”)), subject to meeting all conditions precedent, as further described in the Proxy Statement.

5.       To approve an Amended Compensation Policy for Office holders in the form attached as Annex B to the Proxy Statement.

6.       With respect to the Board of Directors, to approve:

a.       that each of the serving Directors shall, as of October 1, 2017, be compensated total annual Director’s fees (or any part thereof, on a prorated basis) of NIS 120,000, which shall be paid on a quarterly basis; and

b.       that each of the Directors (whose names are further described), shall be entitled, during and for their office as directors, in addition to customary Director and Officer Insurance, to Indemnification and Exculpation, as further described in the Proxy Statement; and

c.       the retroactive, one-time cash payment for past services in connection with the Company’s U.S. Initial Public Offering and listing on Nasdaq, to Mr. Stephen Simes and in connection with previous financings rounds to Mr. Abraham Meizler (both directors of the Company) in the amount of $25,000 each.

7.       To approve the grant of options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) to each of the Directors named in Proposal 1 (except for Dr. Shmulewitz, who shall be granted a different number of options) and options to purchase 200,000 Ordinary Shares (equivalent to 5,000 ADSs) to two former Directors, as further described in the Proxy Statement. The voting on this proposal shall be conducted in respect of each director’s grant separately.

8.       With respect to the compensation of Ascher Shmulewitz, as the Executive Chairman, and under this capacity alone, to approve:

a.       the general terms of Dr. Shmulewitz’s increased compensation and other related terms as a full-time Executive Chairman of the Company commencing retroactively as of July 1, 2017, as further described in the Proxy Statement; and

b.       the grant of options to purchase 7,150,000 Ordinary Shares (equivalent to 178,750 ADSs) to Dr. Shmulewitz, as further described in the Proxy Statement.

9.       With respect to the compensation of Josh Blacher, the Company’s Chief Financial Officer, to approve the following proposals:

a.       the general terms of Mr. Blacher’s compensation and other related terms as full-time Chief Financial Officer of the Company, commencing retroactively as of April 12, 2017, as further described in the Proxy Statement; and

b.       the grant of options to purchase 1,900,000 Ordinary Shares (equivalent to 47,500 ADSs) to Mr. Blacher, as further described in the Proxy Statement.

10.     To review the Company’s Annual Report and financial statements for the year ended December 31, 2016, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on September 25, 2017 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A proxy from the holder of Ordinary Shares must be received by the Company no later than 3:00 p.m. on October 24, 2017 to be validly included in the tally of Ordinary Shares voted at the Meeting; a proxy from the holder of the Company’s American Depositary Shares must be received by The Bank of New York Mellon as Depositary no later than 12:00 p.m. EDT on October 18, 2017 to be validly included in the tally of votes for the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may (i) vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) send such certificate along with a duly executed proxy to the Company at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Tel-Aviv 5320047, Israel, Attention: Josh Blacher, or (iii) complete the Internet voting process via the electronic voting system of the Israel Securities Authority (the (“ISA”) after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

By Order of the Board of Directors,

Therapix Biosciences Ltd.

September 18, 2017

PROXY STATEMENT

_________

THERAPIX BIOSCIENCES LTD.

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Tel-Aviv 5320047, Israel

________

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 18, 2017

The enclosed proxy is being solicited by our Board of Directors for use at our Annual and a Special General Meeting of shareholders (the “Meeting”) to be held on October 25, 2017 at 3:00 p.m. (Israel time), or at any adjournment thereof, at the offices of the Company at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Tel-Aviv 5320047, Israel. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trade on September 25, 2017 (the “Record Date”). On the date hereof, we have outstanding and entitled to vote 138,355,614 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.10 each (the “Ordinary Shares”).

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to vote at the Meeting if you were a shareholder at the close of trade on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trade on the Record Date or which appeared in the participant listing of a securities depository on that date.

Quorum, Voting, Solicitation and Revocation of Proxies.

At least three shareholders who attend the Meeting in person, by proxy or by means of voting via the electronic voting system of the Israel Securities Authority (the “ISA Electronic Voting System”) who hold or represent together at least 30% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, at the same time and place, without it being necessary to notify our shareholders. If a quorum is not present at such adjourned meeting within half an hour of the time arranged, any number of shareholders participating in the Meeting shall constitute a quorum. Each outstanding Ordinary Share held by a shareholder is entitled to one vote.

Shareholders entitled to vote at the Meeting may attend the Meeting in person and vote thereat, appoint a proxy, vote by written ballot or, if they hold Ordinary Shares through a TASE member, may vote electronically via the ISA Electronic Voting System after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting. A proxy from the holder of Ordinary Shares must be received by the Company no later than 3:00 p.m. on October 24, 2017 to be validly included in the tally of Ordinary Shares voted at the Meeting; a proxy from the holder of the Company’s American Depositary Shares (“ADSs”) must be received by The Bank of New York Mellon as Depositary no later than 12:00 p.m. EDT on October 18, 2017 to be validly included in the tally of votes for the Meeting.

Each of the Proposals 1 through 9, pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”), requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, or voting via the ISA Electronic Voting System.

Pursuant to Sections 121(c), 275(a)(3), 267A(b), 273(b), 273(b), and 273(b) of the Companies Law, each of the Proposals 3, 4, 5, 6(c), 8, and 9, respectively, requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, or voting via the ISA Electronic Voting System, as long as either:

•         the majority of shares that voted for the approval of the respective proposal includes at least a majority of the shares held by non-controlling and/or non-interested shareholders voted at the Meeting (excluding abstaining votes); or

•         the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective proposal does not exceed two percent (2%) of the aggregate voting rights in the company. In the counting of the votes of the aforesaid shareholders voting, abstaining votes shall not be taken into account.

(Hereinafter: “Disinterested Majority”).

For purposes of the foregoing, a “Controlling Shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a Controlling Shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its general manager, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company.

For the purpose of each of Proposal 3, 4, 5, 6(c), 8, and 9, including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than fifty percent of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in a company, each of which has a Personal Interest in the approval of an act or the transaction being brought for approval of the company shall be considered to be joint holders.

Shareholders are requested to notify us whether or not they are considered a Controlling Shareholder (as applicable) and/or have a “Personal Interest” (within the meaning as defined below), in connection with Proposals 3, 4, 5, 6(c), 8, and 9. If any shareholder casting a vote in connection with any such proposals does not notify us as to whether or not he, she or it is considered a Controlling Shareholder and/or has a Personal Interest with respect to a given proposal, that shareholder’s vote with respect to such proposal will be disqualified and will not be counted in determining whether the above Disinterested Majority approval requirements are satisfied.

For the purpose of determining whether the Disinterested Majority approval requirements have been satisfied, “Personal Interest” is defined as including, but not limited to: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, which is substantially different, directly or indirectly, than the interest deriving of simply holding shares of the company approving such an act or a transaction, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the company or in a body corporate. Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

As of the date of this Proxy Statement, we believe we have no Controlling Shareholders within the meaning of the Companies Law. In addition, we also believe that the vast majority of our shareholders should not have a Personal Interest in each of Proposals 3, 4, 5, 6(c), 8, and/or 9.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of proxy. Subject to the foregoing paragraph, shares represented by a valid proxy card will be voted in favor of the proposed resolution to be presented at the Meeting, unless you clearly vote against a specific resolution.

Under the terms of the Deposit Agreement among the Company, The Bank of New York Mellon, as Depositary, and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Ordinary Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Ordinary Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose (as set forth above), then the Depositary will deem the holder of the Ordinary Shares to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to the Ordinary Shares represented by such ADSs, and the Depositary will give such instruction. In such case, the restrictions of the Companies Law with respect to “Personal Interest” as described above, would apply as well.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of September 18, 2017, by each person who we know beneficially owns 5.0% or more of the outstanding Ordinary Shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge.

The beneficial ownership of Ordinary Shares is based on 138,355,614 Ordinary Shares outstanding as of September 18, 2017, and is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of September 18, 2017, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, none of our shareholders of record are U.S. holders. Our principal shareholders do not have different or special voting rights.

	Number of Shares Beneficially Held	Percent of Class
Jay’s Thera Ltd.(1)	9,171,598	5.5

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(1)      To the best of our knowledge, Jay’s Thera Ltd. is a private company which is controlled (indirectly) by Mr. Benjamin Jesselson, the father of Micha Jesselson, one of our former directors.

COMPENSATION OF OFFICERS

Compensation for our executive officers, based on each officer’s employment agreement and personal contribution to our management, operations and success, will be determined in accordance with our Compensation Policy for Executives and Directors (the “Compensation Policy”). As required by the Companies Law, our shareholders approved the Compensation Policy for our office holders at our special general meeting of shareholders in March 2014. Pursuant to the Companies Law, at the Meeting shareholders will be asked to approve an Amended Compensation Policy as further described in Proposal 5 below. Until the Amended Compensation Policy is approved by our shareholders, all compensation for our executive officers would require shareholder’s approval.

For information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2016, please see “Item 6 — Directors, Senior Management and Employees — Compensation” in the Company’s annual report on Form 20-F for the year ended December 31, 2016.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Our Board of Directors has designated the current directors named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the election of the directors listed below. If any of such directors is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will serve as directors upon election.

The following provides certain relevant information concerning the directors, including their principal occupations during at least the past five years.

Director	Age	Principal Occupation
Dr. Ascher Shmulewitz	60

Dr. Ascher Shmulewitz has served as our Chairman since January 2014 and on our Board of Directors since February 2013. Dr. Shmulewitz is an inventor, investor and serial entrepreneur in biomedical technologies. Dr. Shmulewitz has founded and invested in over two dozen life science companies including NeoVision Corp, Labcoat Medical Ltd. Arteria Corp, Circulation Inc. and X-Cardia Inc., and has led multiple of these companies to successful exits, including through merger and acquisition transactions with large medical device companies. Dr. Shmulewitz has vast experience in the venture capital arena as an investor, manager and entrepreneur in dozens of companies and ventures. In 1995, Dr. Shmulewitz co-founded San Francisco Science and the Incumed Group, companies that provide seed funding, and is the founder of Medgenesis Partners Ltd., an Israeli private investment firm and incubator that has invested in over a dozen ventures. Dr. Shmulewitz previously held senior executive positions at Advanced Technology Laboratories Inc. (from 1988 to 1992). Dr. Shmulewitz received an M.D. degree from The Technion Medical School and a Ph.D. degree in Engineering from Tel Aviv University, Israel.

Amit Berger	52

Mr. Amit Berger has served on our Board of Directors since August 2014. Mr. Berger has significant expertise in financial markets, where he has held management and board positions for over twenty-five years. Since 2009, Mr. Berger has served as the Chief Executive Officer of Dolphin 1 Investment Ltd. From 2002 to 2004, Mr. Berger served as the Chairman of Dash Investments Ltd., and from 2005 to 2009, as the Chairman and a director of Enter Holdings 1 Ltd. Mr. Berger has also served on the boards of Mega Or Holdings Ltd., N.R. Spuntech Industries Ltd., Itay Financial A.A. Investments Ltd., Ortam-Sahar Engineering Ltd., Hamashbir 365 Ltd. and Polar Investments Ltd. Mr. Berger holds a B.A. degree in Economics from Tel Aviv University, Israel.

Dr. Yafit Stark	64

Dr. Yafit Stark has served on our Board of Directors since June 2015. Dr. Stark has served as Vice President Global Clinical Advisor at Teva Pharmaceutical Ltd. Dr. Stark has established and managed the Global Innovative Clinical Research Infrastructures at Teva and was responsible for the clinical development of significant products, among them the Copaxone® for Multiple Sclerosis. Dr. Stark is a pioneer in incorporating innovation and new technologies in clinical development. During her 29 years of work in large pharma, she has built up expertise in multiple therapeutic areas and different types of medicinal products technologies. Dr. Stark serves as a director of several biotechnology companies and associations. Dr. Stark holds a Ph.D. degree in Pathology from Tel Aviv University and a Post-Doctorate in Immuno-Histopathology from Tel Aviv University and the Weizmann Institute of Science, Israel.

Director	Age	Principal Occupation
Zohar Heiblum	62

Mr. Zohar Heiblum has served on our Board of Directors since August 2013. In 1983, Mr. Heiblum co-founded Tefen IL (Israel) Ltd., a leading consulting firm in Israel and led the company to an IPO in Tel-Aviv Stock Exchange on 1994. Since then, Mr. Heiblum has been involved in various companies as an investor, consultant, board member and active Chairman. From 2001, Mr. Heiblum has been an active board member and manager at Momentum Management LLP, which specializes in management and investments in turnaround and special situation activities, and in his capacity served mostly in High-Tech companies. From 1998 to 2001, Mr. Heiblum served as the a director and Chairman of the board at of Orex Computed Radiography Ltd., which was later sold to Eastern Kodak Company. From 1998 to 2001, Mr. Heiblum served as a director of Biosonix Ltd. which executed a reverse merger with Neoprobe (today Navidea Biopharmaceutical Inc.) in 2002. From 2002 to 2004, Mr. Heiblum served as the general manager of the Israeli subsidiary of MobileAccess Networks Inc. (formally Foxcom) which was sold to Corning Inc. (U.S.A) in 2011. From 2013 to 2014, Mr. Heiblum served as the acting chief executive officer of Alvarion (in receivership) Ltd. and as chairman to Z. Roth Industries Ltd, which is a leading metal designer & producer of products designed to be situated in the public areas, and as of March 2016 acts as the manager of the pre research and development plan on MATIMOP — The Israeli industry center for R&D, which acts as the executive agency of the Israeli Office of the Chief Scientist. Mr. Heiblum has a B.Sc. degree in Industrial Engineering and an M.B.A., both from Tel Aviv University, Israel.

Stephen M. Simes	65

Mr. Stephen M. Simes has served on our Board of Directors since December 2016. From March 2014 until January 2016, Mr. Simes served as Chief Executive Officer and a member of the Board of Directors of RestorGenex Corporation, a publicly listed company with a focus on oncology (acquired through merger by Diffusion Pharmaceuticals, Inc.). Prior to such time, Mr. Simes served as Vice Chairman, President and Chief Executive Officer and a member of the Board of Directors of BioSante Pharmaceuticals, Inc. from 1998 until June 2013 when BioSante merged with and renamed to ANI Pharmaceuticals, Inc. BioSante, whose common stock was listed on The NASDAQ Global Market, was a specialty pharmaceutical company focused on developing products for women’s and men’s health. From 1994 to 1997, Mr. Simes was President and Chief Executive Officer and a member of the Board of Directors of Unimed Pharmaceuticals, Inc. (currently a wholly owned subsidiary of AbbVie, Inc.), a company with a product focus on infectious diseases, AIDS, endocrinology and oncology. From 1989 to 1993, Mr. Simes was Chairman, President and Chief Executive Officer of Gynex Pharmaceuticals, Inc., a company which concentrated on the AIDS, endocrinology, urology and growth disorders markets. In 1993, Gynex was acquired by Savient Pharmaceuticals Inc. (formerly Bio-Technology General Corp.), and from 1993 to 1994, Mr. Simes served as Senior Vice President and director of Savient Pharmaceuticals Inc. Mr. Simes’s career in the pharmaceutical industry started with G.D. Searle & Co. (now a part of Pfizer Inc.). Mr. Simes has a B.Sc. degree in Chemistry at Brooklyn College of the City University of New York and an M.B.A. in Marketing and Finance from New York University.

Director	Age	Principal Occupation
Mark E. Groussman	44

Mr. Mark E. Groussman joined our board in March 2017. Mr. Groussman has been the President of Melechdavid, Inc. since 2006. In addition, Mr. Groussman has been an investor in both private and public companies for the past ten years. He served as a director of Muscle Pharm Corp. from July 2012 to October 2012. Mr. Groussman also served as the Chief Executive Officer of American Strategic Minerals Corporation from June 2012 to November 2012. Mr. Groussman holds a B.A. from George Washington University and an M.S. in Real Estate Finance from New York University.

Eric So	42

Mr. Eric So has served on our Board of Directors since June 2017. Mr. Eric So has served on our Board of Directors since June 2017. Mr. So has previously served on the Board of the Yee Hong Centre for Geriatric Care and on the Board of the Hong Fook Mental Health Foundation. Mr. So is currently the Chief Legal and Corporate Development Officer of Mundo Inc., a global internet marketing network which he joined in 2012. Prior to such time from 2006 until 2012, Mr. So was the Vice-President, Corporate Strategy and General Counsel for Synergex Corporation (a TSX listed company) where he led its acquisition by Wheels Group Inc., a subsidiary of Radiant Global Logistics Ltd. Mr. So has also been a attorney with Torys LLP and Fraser Milner Casgrain LLP (now Dentons Canada LLP). For almost two decades he has advised public and private companies on corporate/commercial matters, mergers and acquisitions, securities, corporate finance, employment, and technology and privacy law. Mr. So holds a Bachelor of Science in Anatomy and Cell Biology from McGill University and a law degree from the University of Windsor.

Our Articles of Association provide that the number of directors shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than 12 directors. The current Board of Directors consists of eight members.

Each director has attested to the Board of Directors and the Company that he or she meets all the requirements in connection with the election of directors of publicly-traded companies under the Companies Law.

If re-elected pursuant to this proposal, each director will continue to be party to an indemnification agreement and exculpation agreement with the Company in the form of indemnification letter and exculpation letter which were entered into in connection with the consummation of our U.S. initial public offering and listing on NASDAQ, to be entered into by the Company with directors serving from time to time in such capacity. Each director will continue to be insured under the Company’s directors’ and officers’ insurance coverage policy which provides coverage for all directors of the Company.

In addition, each director will receive (subject to approving Proposal 6(a) of the agenda) cash participation compensation and annual compensation in accordance with the Companies Law Regulations (Reliefs to Public Companies which Shares are Traded on an Exchange Outside of Israel), 5760-2000 (the “Dual Listed Companies Regulations”), with reference to the Companies Law Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000 (the “External Directors Compensation Regulations”), and in accordance with our Compensation Policy (as described under Proposal 5). The amount to be paid to each acting Director is 120,000 New Israeli Shekels (NIS) (approximately $34,000 as of September 15, 2017), and is the same for all directors in the Company, both independent and non-independent. Those amounts have been approved by the Compensation Committee of the Board of Directors and by the Board as required by the Companies Law and applicable regulations. Lastly, each director will be granted options to purchase 750,000 Ordinary Shares (which is equivalent to 18,750 ADSs), if approved by the shareholders at the Meeting, as further described under Proposal 7.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to re-elect Dr. Ascher Shmulewitz, Amit Berger, Dr. Yafit Stark, Zohar Heiblum, Stephen M. Simes, Mark E. Groussman and Eric So as directors of the Company until the next Annual General Meeting of Shareholders or until their respective successors are duly elected and qualified, or until any of their earlier resignation or removal.”

Shareholders may vote for or against, or may abstain from voting, in connection with the abovementioned proposal. The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

Our Board of Directors unanimously recommends a vote “FOR” approval of the proposed re-election of our abovementioned directors.

The voting on this proposal shall be conducted in respect of each director nominee separately.

PROPOSAL 2

APPOINTMENT OF INDEPENDENT PUBLIC AUDITOR

Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global, have audited the Company’s financial statements during the last 13 years and will be auditing the Company’s financial statements for the year ending December 31, 2017. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company’s independent public accountants for the fiscal year ending December 31, 2017. The Board of Directors believes that the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent registered public accounting firm to perform the audit of the Company’s consolidated financial statements for the fiscal year ending December 31, 2017 is appropriate and in the interests of the Company and its shareholders. Subject to the approval of this proposal, and following our Board’s approval, the Audit Committee of the Board of Directors will fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the scope and nature of their services to the Company.

In compliance with chapter five of section four to the Companies Law, our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to reappoint Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global, as the independent registered public accounting firm of the Company for the year ending December 31, 2017 and to authorize the Board of Directors and the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.”

Shareholders may vote for or against, or may abstain from voting, in connection with the abovementioned proposal. The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

Our Board of Directors unanimously recommends a vote “FOR” approval of the proposed appointment of Kost Forer Gabbay & Kasierer as the independent registered public accounting firm of the Company for the year ending December 31, 2017 and the authorization of the Board and the Audit Committee of the Board of Directors to fix their compensation.

PROPOSAL 3

APPROVAL OF THE APPOINTMENT OF DR. ASCHER SHMULEWITZ, THE COMPANY’S CHAIRMAN OF THE BOARD OF DIRECTORS, AS INTERIM CHIEF EXECUTIVE OFFICER

Dr. Ascher Shmulewitz has served as our Chairman since January 2014 and on our Board of Directors since February 2013. Recently, the Company experienced significant changes in its senior management team, and Dr. Elran Haber, our former Chief Executive Officer is in a transitioning-out period (his position as the Company’s Chief Executive Officer will be formally coming to its end at the beginning of October 2017) our Board of Directors identified an urgent need to allocate management and leadership resources to ensure continuity of the day-to-day business and ongoing operations. Dr. Shmulewitz expressed his willingness to support the Company as needed. However, under the Companies Law, the chief executive officer of a public company may not serve as the chairperson of the board of the company unless approved by the company’s shareholders. Accordingly, the Board of Directors seeks an approval by the Company’s shareholders to authorize Dr. Shmulewitz to serve as the Company’s Interim Chief Executive Officer, or otherwise discharge responsibilities typically discharged by the chief executive officer of the Company on an as needed basis, until a new management team joins the Company or until the Board of Directors determines otherwise. Dr. Shmulewitz will not receive any additional consideration for his role as Interim Chief Executive Officer (but will receive consideration as Executive Chairman of the Company).

Our Board of Directors and our Audit Committee has determined that authorizing the Chairman to act as the Interim Chief Executive Officer of the Company is the most effective leadership structure for the Company at the present time. In reaching this conclusion, the Board of Directors considered, among other things, Dr. Shmulewitz’s extensive experience in the biopharmaceutical industry and the fact that as the Chairman, Dr. Shmulewitz has detailed knowledge of the risks, opportunities and challenges facing the Company and is, therefore, the most appropriate person to ensure continuity of the Company’s business and its success at this time. The combined role of Chief Executive Officer and Chairman also facilitates the flow of information between management and the Board of Directors and ensures clear accountability for the execution of the Company’s strategy.

Under section 121(c) of the Companies Law, the chief executive officer of a public company may not serve as the chairman of the board of a company for periods longer than three consecutive years at a time, unless approved by a Disinterested Majority.

Such approval will be for a period not exceeding three years and may be repeated.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the Board of Directors to engage the Company’s Chairman, Dr. Ascher Shmulewitz, also as the Company’s Interim Chief Executive Officer, or otherwise grant the Chairman authority to discharge responsibilities typically discharged by the Company’s Chief Executive Officer, for a period not exceeding three years”

Shareholders may vote for or against, or may abstain from voting, in connection with the with the abovementioned proposal. Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the appointment of Dr. Ascher Shmulewitz, the Company’s Chairman of the Board of Directors, as Interim Chief Executive Officer.

PROPOSAL 4

APPROVAL OF THE EXECUTION, DELIVERY AND PERFORMANCE BY THE COMPANY OF THE SECOND AMENDMENT TO THE COMPANY’S LICENSE AGREEMENT WITH DEKEL PHARMACEUTICALS LTD., AS AMENDED, PROVIDING FOR THE REPLACEMENT OF ALL RIGHTS TO RECEIVE ROYALTIES, SUBLICENSE FEES OR MILESTONE PAYMENTS WITH THE RIGHT TO RECEIVE 19,000,000 ORDINARY SHARES OF THE COMPANY, SUBJECT TO MEETING ALL CONDITIONS PRECEDENT.

The second amendment being proposed herein (the “Second Amendment”) relates to the Company’s License Agreement with Dekel Pharmaceuticals Ltd. (“Dekel”) dated as of May 20, 2015, as amended (the “License Agreement”), as described on p. 45 in Item 4.B. “Business Overview — Intellectual Property” of the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2017, incorporated herein by reference. The following is brief overview of the License Agreement, which is qualified in its entirety by reference to the full text of the License Agreement, which is incorporated herein by reference, as aforementioned, and which we now seek its amendment by the Second Amendment, as described hereinafter.

License Agreement between the Company and Dekel

In May 2015, we entered into the License Agreement, which became effective in August 2015, with Dekel, an Israeli private company controlled by Dr. Ascher Shmulewitz, our Chairman of our Board of Directors, pursuant to which we were granted an irrevocable, worldwide, exclusive, royalty-bearing license to certain of Dekel’s technology. The License Agreement covers certain of Dekel’s technology and intellectual property, and one granted U.S. patent related to compositions and methods for treating inflammatory disorders. For additional information relating to internally developed patent applications, see “Business Overview — Intellectual Property” of the Company’s Annual Report on Form 20-F. The License Agreement also contained an option granted to Dekel to make an equity investment in the Company’s share capital (by itself and/or others). Furthermore, the License Agreement provides for payments by the Company to Dekel based on the achievement of future milestones and royalties amounting to 8% of net sales and 35% of sub-licenses sales and, on the closing date of the License Agreement, an advance payment to Dekel of NIS 100,000 (paid by means of 200,000 Ordinary Shares of the Company to be offset against future royalties). We have exclusively licensed one U.S. patent from Dekel.

The Second Amendment substantially prescribes for the automatic conversion of all potential royalties, sub-royalties, milestones and other and all financial consideration (and future considerations) referred to in the License Agreement into 19,000,000 Ordinary Shares of the Company, all as described in full pursuant to the form of agreement attached as Annex A to the Proxy Statement.

The Second Amendment shall become effective when all of the following conditions precedent have been met: (i) the Company has obtained the approval of the requisite majority at general meeting of the Company’s shareholders for the Second Amendment, in accordance with applicable law; (ii) the closing of an equity financing of at least $5,000,000 in gross proceeds by June 30, 2018; and (iii) completion of appropriate filings with and obtainment of the required approvals of the Israeli Securities Authority and the TASE (“Conditions Precedent”).

It should be clarified, that such conversion, if approved by the shareholders at the Meeting, will be executed and consummated without any additional corporate approvals, subject to meeting all Conditions Precedent.

In making its determination of the number of Ordinary Shares that shall be issued by the Company to Dekel pursuant to the Second Amendment, the Company engaged two independent, leading firms in the area of (i) commercial assessment of pharmaceutical assets in clinical development (“CA Consultant”) and (2) fair market valuation (“DCF Consultant”). The process with the CA Consultant consisted of: (a) characterizing the foundational market dynamics and commercial opportunities for new entrants into the disease areas in which the Company is focused; (b) conducting the appropriate secondary and primary research (including exhaustive interview with 30 key opinion leaders) to inform the above; (c) developing a topline financial model representing the clinical/commercial opportunity for a new agent in the future treatment armamentarium in the disease areas; and (d) creating a commercial landscape deliverable that can support internal decision processes and external shareholder communication. Thereafter, the DCF Consultant, which is one of the “Big-Four” international accounting firms (but not including the Company’s current accounting firm), performed a fair value analysis of Dekel’s potential revenues that could be derived from the royalties, sub-licensing fees, and all other remuneration. The DCF Consultant performed a fully-integrated discounted cash flow analysis based on the conclusions of the CA Consultant, along with various sensitivity analyses. The risk adjusted fair value of Dekel’s potential revenues based on the aforementioned methodologies was determined to be 19,000,000 Ordinary Shares.

Accordingly, we are seeking shareholder approval of the Second Amendment, which we believe, based upon among others, the market analysis and economic proforma of independent consultants, would be for the benefit of the Company, as aforementioned.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the execution, delivery and performance by the Company of the Second Amendment of the Company’s License Agreement with Dekel Pharmaceuticals Ltd., as amended, providing for the replacement of all rights to receive royalties, sublicense fees or milestone payments with the right to receive 19,000,000 Ordinary Shares of the Company (equivalent to 475,000 ADSs), subject to meeting all conditions precedent, pursuant to the form of agreement attached as Annex A to the Proxy Statement, in which the Company’s Chairman of the Board of Directors may be deemed to have a personal interest, as described in the Proxy Statement dated September 18, 2017.”

Shareholders may vote for or against, or may abstain from voting, in connection with the abovementioned proposal. Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

It should be clarified that with respect to approving transactions, to which Dr. Shmulewitz is a party to and/or has or might have a Personal Interest in, we have taken upon ourselves since February 2013 (pursuant to the ISA’s request) that any material transaction that we intend to pursue, which Dr. Shmulewitz is, directly or indirectly, a party to or has or might have a Personal Interest in (except for transactions and decisions on indemnity, directors’ fees, insurance, etc., which apply uniformly to all directors) will be examined in coordination with the ISA as to the manner of which such transaction should be approved prior to its approval. In addition, It should be clarified that ordinarily the Second Amendment to the License Agreement would not require shareholder approval. However, due to the fact that the original License Agreement was approved by the shareholders, the Company’s Board has proposed that the Second Amendment be approved by the shareholders.

Our Board of Directors unanimously recommends, following the unanimous approval of our Audit Committee, a vote “FOR” approval of the execution, delivery and performance by the Company of the Second Amendment to the Company’s License Agreement with Dekel Pharmaceuticals Ltd., as amended, providing for the replacement of all rights to receive royalties, sublicense fees or milestone payments with the right to receive 19,000,000 Ordinary Shares of the Company (equivalent to 475,000 ADSs), subject to meeting all conditions precedent, pursuant to the form of agreement attached as Annex A to the Proxy Statement.

PROPOSAL 5

APPROVAL OF AMENDED COMPENSATION POLICY

The Company adopted the Compensation Policy for its office holders in March 2014. The Compensation Policy provides a framework for establishing the terms of office and employment of the Company’s Office Holders, a recoupment policy and guidelines with respect to the structure of the variable pay of Office Holders. The term “Office Holder,” as defined in the Companies Law, includes (in principle) members of the Board of Directors, executive officers and any manager directly subordinate to the chief executive officer.

The Compensation Policy must be reviewed from time to time by our Compensation Committee and Board of Directors, to ensure its alignment with the Company’s compensation guidelines and to consider its appropriateness for the Company. In addition, pursuant to the Companies Law, the Compensation Policy must generally be re-approved once every three years by the Board of Directors, after considering the recommendations of the Compensation Committee, and by a Disinterested Majority of the Company’s shareholders. Any amendment to the Compensation Policy requires the same approvals. In addition, any resolution made by the Company with respect to Office Holders’ compensation, if no Compensation Policy is in effect at that time, should require in principle (subject to certain exemptions) the same approvals.

Accordingly, and in light of the experience gained in the implementation of the Compensation Policy as well as the changes in the Company’s environment since the adoption of the Compensation Policy in March 2014, among others, its U.S. IPO and listing on the NASDAQ, certain changes are proposed to be included in the proposed Amended Compensation Policy. Following the recommendation of the Compensation Committee, the Board of Directors has approved, and recommends that shareholders approve, the Amended Compensation Policy (entitled Officeholders’ Compensation Policy), in the form attached to this Proxy Statement as Annex B. The Compensation Policy, as so amended, will be in effect as of its adoption.

The Companies Law provides that a compensation policy is to be adopted and later re-evaluated, among other things, in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the terms of service and employment that include variable components — the contribution of the office holder to the attainment of the company’s goals and to the achievement of its profits, all with a long term view and in accordance with the position of the office holder.

When considering the Amended Compensation Policy, the Compensation Committee and the Board of Directors considered numerous factors, including the relevant matters and provisions set forth in the Companies Law, and reviewed other information they deemed relevant, with the advice and assistance of an independent compensation specialist at one of the “Big-Four” international accounting firms and the Company’s legal advisors.

The following are the material changes introduced in the Amended Compensation Policy:

•         Determining new and improved fixed salary components’ thresholds for executive officers (including with respect to relocation or residence outside of Israel);

•         Providing the Compensation Committee with sole discretion to approve Office Holders (not including Directors) a raise of up to 10% (in the aggregate) to their fixed salary and fringe benefits;

•         Providing the Compensation Committee with sole discretion to approve non-material changes (reflecting up to 5%) in Office Holders’ terms of engagement, provided the change is in accordance with the Policy;

•         Providing the CEO with sole discretion to approve non-material changes (of up to the higher of 3 times the monthly salary and 25% of the annual compensation variable components (equity or cash)) in C-level officer’s terms of engagement, provided the change is in accordance with the Policy;

•         Setting clear and detailed criteria for target-based bonuses and annual target’s plan;

•         Setting clear and detailed terms with respect to Office Holders’ options grants (including granting the Board a broad discretion with respect to determination of the options’ terms, including: exercise prices, exercise mechanisms, vesting schedules, acceleration events, etc.);

•         Setting threshold conditions for Office Holders’ annual bonuses;

•         Setting caps for the annual value of Office Holders’ options grants; and

•         Determining the framework and terms of a 3-year D&O insurance policy.

The brief overview above is qualified in its entirety by reference to the full text of the Amended Compensation Policy, which is attached as Annex B hereto.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the Amended Therapix Biosciences Ltd. Office holders’ Compensation Policy in the form attached as Annex B to the Company’s Proxy Statement dated September 18, 2017.”

Shareholders may vote for or against, or may abstain from voting, in connection with the abovementioned proposal. Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

Our Board of Directors recommends unanimously a vote “FOR” approval of the Amended Compensation Policy.

PROPOSAL 6

WITH RESPECT TO THE BOARD OF DIRECTORS, TO APPROVE:

A.  THAT EACH OF THE SERVING DIRECTORS SHALL, AS OF OCTOBER 1, 2017, BE COMPENSATED TOTAL ANNUAL DIRECTOR’S FEES (OR ANY PART THEREOF, ON A PRORATED BASIS WHICH SHALL BE NIS 30,000 FOR THE FOURTH QUARTER OF 2017) OF NIS 120,000, WHICH SHALL BE PAID ON A QUARTERLY BASIS;

B.  THAT EACH OF THE DIRECTORS NAMED HEREUNDER SHALL BE ENTITLED, DURING AND FOR THEIR OFFICE AS DIRECTORS, TO CUSTOMARY DIRECTOR AND OFFICER INSURANCE, INDEMNIFICATION AND EXCULPATION, AS DESCRIBED IN THE PROXY STATEMENT; AND

C.  THE RETROACTIVE, ONE-TIME CASH PAYMENT FOR PAST SERVICES IN CONNECTION WITH THE COMPANY’S INITIAL PUBLIC OFFERING, TO MR. STEPHEN SIMES AND MR. ABRAHAM MEIZLER (BOTH DIRECTORS OF THE COMPANY) IN THE AMOUNT OF $25,000 EACH.

(A) It is being proposed to our shareholders, that each director will receive cash participation compensation and annual compensation (with the exception of our Executive Chairman who would have received the same fees had not he been compensated otherwise for his chairmanship – see Proposal 8) in accordance with the Dual Listed Companies Regulations, with reference to the External Directors Compensation Regulations, and in accordance with our Compensation Policy (as described under Proposal 5). The amount to be paid to each acting Director is 120,000 New Israeli Shekels (NIS) (approximately $34,000 as of September 15, 2017), and is the same for all directors in the Company, both independent and non-independent. It should be clarified that this compensation is as of October 1, 2017. Those amounts have been approved by the Compensation Committee of the Board of Directors and by the Board as required by the Companies Law and applicable regulations, which require that every director’s compensation of any type be approved by the shareholders. It should be clarified that prior to our U.S. IPO, only the outside directors and our independent directors (as defined under Israeli law) were granted any compensation for their directorship (and our Executive Chairman for his chairmanship), and pursuant to our Board decision as of April 27, 2017, to adopt exceptions with respect to the appointment of external directors (including, inter alia, the exemption from the requirement of appointing external directors under Israeli law, if we are qualified with respect to certain pre-conditions, which we currently are), the Board now suggests to align and grant all directors (other than those who hold an executive position, like our Chairman) the same compensation, which is in accordance with our Compensation Policy (as described under Proposal 5). The annual fee is intended to be a fixed-amount fee, and shall be paid on a quarterly basis. There shall be no limit regarding the number and/or hours of meetings, and it includes all meetings of the Board and any Board’s subcommittee.

(B) Similar to the rest of the directors currently serving on the Board, if re-elected pursuant to this Meeting, and as of the beginning of their tenure, Mr. So will be entitled to be party to an indemnification agreement and exculpation agreement with the Company and Mr. Simes will be entitled to be party to an exculpation agreement with the Company (as he already had been entitled to an indemnification agreement). In addition, the former directors Mr. David Silverman and Mr. Donald (Don) Dizon shall each be granted the right to be a party to an indemnification agreement and exculpation agreement with the Company during their short tenure, in the form of indemnification and exculpation letters customary in the Company which were entered into in connection with the consummation of our U.S. initial public offering and listing on NASDAQ, as described on pages 83-84 in Item 6.C. “Directors, Senior Management and Employees – Board Practices” of the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2017, incorporated herein by reference. Each such director will continue to be insured under the Company’s directors’ and officers’ insurance coverage policy which provides coverage for all directors of the Company, at the same terms and conditions similar to the rest of the current serving directors.

(C) The Board has approved, following the Compensation Committee’s approval, to grant a one-time cash payment in consideration, among others, for services in connection with the Company’s U.S. Initial Public Offering and listing on Nasdaq, to Mr. Stephen Simes and in connection with previous financings rounds to Mr. Abraham Meizler (both directors of the Company) in the amount of $25,000 each, such retroactive payment deemed not to be in accordance with the guidelines and parameters of the Compensation Policy as further described under Proposal 5. In addition, both directors were not granted any fees for their services as directors in the past (while the rest of the directors were compensated respectively).

In compliance with the Companies Law, our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve:

a.            that each of the serving directors shall, as of October 1, 2017, be compensated total annual director’s fees (or any part thereof, on a prorated basis which shall be NIS 30,000 for the fourth quarter of 2017) of NIS 120,000, which shall be paid on a quarterly basis;

b.            that each of the directors shall be entitled, during and for their office as directors, to customary director and officer insurance, indemnification and exculpation, as described in the Proxy Statement; and

c.           the retroactive, one-time cash payment for past services in connection with the Company’s U.S. Initial Public Offering, to Mr. Stephen Simes and Mr. Abraham Meizler (both directors of the Company) in the amount of $25,000 each.”

Shareholders may vote for or against, or may abstain from voting, in connection with the with the abovementioned proposal. The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution. Pursuant to the Companies Law, approval of sub-section (c) requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

Our Board of Directors unanimously recommends a vote “FOR” approval of the foregoing resolution relating to the Board of Directors.

PROPOSAL 7

APPROVAL OF GRANT OF OPTIONS TO PURCHASE 750,000 ORDINARY SHARES (EQUIVALENT TO 18,750 ADSs) TO EACH OF THE DIRECTORS NAMED IN PROPOSAL 1 (EXCEPT FOR THE CHAIRMAN) AND OPTIONS TO PURCHASE 200,000 ORDINARY SHARES (EQUIVALENT TO 5,000 ADSs) TO EACH OF THE TWO FORMER DIRECTORS

Arrangements regarding the grant of options to the Company’s directors are subject to the same approval requirements as noted in Proposal 1. Our Compensation Policy (as further described under Proposal 6 above) permits the compensation of directors in the form of options. The Committee and the Board have reviewed, among other things, the analysis benchmark report prepared by an independent consultant (PwC Consultant Services) to enable the Board to be familiar with customary and reasonable market standards when it determines executives’ and directors’ compensation. In addition, Directors’ option grants were considered as part of an overall grant of options to the Company’s employees, executives, consultants and directors, and as such is part of the Company’s ESOP incentive plan, which consisted of an overall grant of 5,650,000 options to purchase Ordinary Shares (equivalent to 141,250 ADSs), part of which are described under Proposals 7 – 9, all materially under the same terms.

In order to retain its current directors and attract additional, qualified directors, it is the Company’s policy to grant its directors options to purchase Ordinary Shares. The Compensation Committee engaged a consulting firm to perform a benchmarking analysis of its equity compensation to directors. In light of this analysis, we believe that the amounts and terms of the proposed grants are reasonable. Shareholders are being asked to approve option grants to be made on the following terms. Subject to a director’s re-election to the Board of Directors under Proposal 1, such director (other than Dr. Shmulewitz as Chairman who will receive a different number of options) will be granted options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) and former U.S. based directors Donald (Don) Dizon and David Silverman will be granted options to purchase 200,000 Ordinary Shares (equivalent to 5,000 ADSs), which in the aggregate-represent options to purchase 5,650,000 Ordinary Shares (equivalent to 141,250 ADSs), as further described in the Proxy Statement, on the following terms:

(a) Exercise Price: all options at an exercise price of $0.14 per Ordinary Share (equivalent to $5.60 per ADS), representing the ADS closing price as of August 28, 2017 on NASDAQ, which is the first trading day immediately preceding the date on which the Board approved the grant.

(b) Vesting Schedule: The Options shall vest over a three-year period, on a quarterly basis, such that 1/12 shall vest upon the end of each quarter commencing on the date of the foregoing Board’s decision (other than with respect to new board members not yet granted options which vesting schedule includes a 12-months’ cliff). Notwithstanding the foregoing, the vesting schedule shall be accelerated and any unvested portion of the Options shall become fully vested and exercisable immediately prior to: (i) Transaction event (as defined under the ESOP Plan and below); “Transaction” means (aa) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, or (bb) a sale of all or substantially all of the assets of the Company: (ii) a Change of Control Event: a “Change of Control Event” means (aa) a merger or consolidation with another entity where the voting securities of the company outstanding immediately before the transaction constitute less than a majority of the voting power of the voting securities of the company or the surviving entity outstanding immediately after the transaction; or (bb) the sale or disposition of all or substantially all of the Company’s assets; which shall take place during the period ending June 30, 2018; (iii) Termination of engagement: termination by the Company of the engagement with the director for any reason;

(c) Expiration: Six (6) years following the date of grant or at an earlier date as provided under the ESOP Plan (three months following the termination of Optionee’s engagement with the Company).

In addition, the former US-based directors Mr. Donald (Don) Dizon and David Silverman shall each receive options to purchase 200,000 Ordinary Shares (equivalent to 5,000 ADSs) on the same terms as set forth above.

Following approval by our Compensation Committee, our Board of Directors resolved, subject to shareholders’ approval, to approve the option grants described above. The Compensation Committee and the Board of Directors, among others, are of the view that the activities of each of the directors on the Board and its committees bring value to the Company and contribute greatly to the Company and its activities. The Compensation Committee and the Board of Directors determined that the option grants proposed above are (i) reasonable and appropriate, (ii) in accordance with the Compensation Policy and (iii) for the good of the Company in light of each director’s role on the

Board of Directors, his or her qualifications and experience and his or her past and anticipated contributions to the advancement of the Company’s activities.

Our Board of Directors will present the following resolutions for adoption at the Meeting:

“RESOLVED, subject to his re-election as a member of the Board of Directors, to approve the grant to Amit Berger of options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) as further described in the Proxy Statement dated September 18, 2017.

“RESOLVED, subject to his re-election as a member of the Board of Directors, to approve the grant to Dr. Yafit Stark of options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) as further described in the Proxy Statement dated September 18, 2017.

“RESOLVED, subject to his re-election as a member of the Board of Directors, to approve the grant to Zohar Heiblum of options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) as further described in the Proxy Statement dated September 18, 2017.

“RESOLVED, subject to his re-election as a member of the Board of Directors, to approve the grant to Stephen M. Simes of options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) as further described in the Proxy Statement dated September 18, 2017.

“RESOLVED, subject to his re-election as a member of the Board of Directors, to approve the grant to Mark E. Groussman of options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) as further described in the Proxy Statement dated September 18, 2017.”

“RESOLVED, subject to his re-election as a member of the Board of Directors, to approve the grant to Eric So of options to purchase 750,000 Ordinary Shares (equivalent to 18,750 ADSs) as further described in the Proxy Statement dated September 18, 2017.”

“RESOLVED, to approve the grant to former Director Don Dizon of options to purchase 200,000 Ordinary Shares (equivalent to 5,000 ADSs) as further described in the Proxy Statement dated September 18, 2017.”

“RESOLVED, to approve the grant to former Director David Silverman of options to purchase 200,000 Ordinary Shares (equivalent to 5,000 ADSs) as further described in the Proxy Statement dated September 18, 2017.”

Shareholders may vote for or against, or may abstain from voting, in connection with the abovementioned proposal. Pursuant to the Companies Law, approval of the foregoing resolution requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon.

The voting on this proposal shall be conducted in respect of each director’s grant separately.

Our Board of Directors unanimously recommends a vote “FOR” approval of the proposed grant of options to the directors.

PROPOSAL 8

APPROVAL OF TERMS OF COMPENSATION OF ASCHER SHMULEWITZ AS FULL-TIME EXECUTIVE CHAIRMAN OF THE COMPANY AND THE GRANT OF OPTIONS TO DR. SHMULEWITZ

The Board of Directors and the Compensation Committee approved an amendment of the terms of compensation of the Company’s Executive Chairman, Dr. Ascher Shmulewitz. The proposed new terms of compensation are set forth below. In making this recommendation, the Board of Directors took into consideration, among others, the current, urgent need for leadership and management resources in light of the recent changes in the Company’s senior management team and that Dr. Shmulewitz has deep understanding of the Company’s business and is therefore a key person in ensuring continuity in the Company’s business and an increase in efforts and managerial resources devoted to managing and handling the Company’s day to day operations and business. Accordingly, the Compensation Committee and Board of Directors determined that entitling the Chairman the maximum limit of the proposed Company’s Compensation Policy for Executives and Directors is necessary and in the Company’s best interest. The Committee and the Board have reviewed, among other things, the analysis benchmark paper prepared by an independent consultant at one of the “Big-Four” international accounting firms (but not including the Company’s current accounting firm) to enable the Board to be familiar with customary and reasonable market standards when it determines executives’ and directors’ compensation. In addition, Dr. Shmulewitz’s option grant was considered as part of an over-all grant of options to Company’s employees, executives, consultants and directors, and as such is part of the Company’s ESOP incentive plan, which consisted of an overall grant of options to purchase 26,000,000 Ordinary Shares (equivalent to 650,000 ADSs), part of which are described under Proposals 7 – 9, all materially under the same terms.

A. Approval of the general terms of Dr. Shmulewitz’s increased compensation as a full-time Executive Chairman of the Company

The following is a summary of the material terms of the Company’s current consulting and services agreement’s with Dr. Shmulewitz:

Description of Services: to perform such duties and activities and to provide services as are customarily performed by a Chairman of the Board.

Monthly Services Fees: NIS 50,000 (plus VAT), representing a part-time position (60%) (numbers are presented in terms of total Company’s cost including fringe and social benefits (ex. expenses)).

Annual Bonus: up to six monthly fees, subject to the recognition of the Board of the successful achievement of Company measurable objectives as shall be set forth in the Company’s annual work plan determined by the Board (which none were yet determined for the year 2017).

Insurance, Indemnification and Exculpation: Dr. Ascher Shmulewitz is entitled to be party to indemnification and exculpation agreements with the Company in the form of customary indemnification and exculpation letters provided by the Company, and to be included under the Company’s directors’ and officers’ liability insurance coverage policy which provides coverage for all officers and directors of the Company under the same terms.

Termination Notice: 90 days.

Additional terms: In addition, the consulting and services agreement also includes customary clauses, among others, with respect to an independent contractor, proprietary rights, confidentiality and non-competition obligations.

The following is a summary of Dr. Shmulewitz’s proposed increased compensation (in addition to the option grants described below) as a full-time Executive Chairman of the Company.

(1) Monthly Service Fees: the increase of the monthly total consultancy and chairman services fees of Dr. Ascher Shmulewitz, a member of the Board of Directors and the Company’s Executive Chairman, under the consulting and services agreement with him (or a company controlled by him) from NIS 50,000 (representing 60% of an equivalent employment full-time position) to NIS 90,000 (representing 100% of an equivalent employment full-time position), in terms of “employer’s cost” all-inclusive service providers compensation (ex. expenses)), all according to the approval of the Compensation Committee and the Board, such increase of compensation deemed to be in accordance with the guidelines and parameters (other than the retroactive payment of consideration as of July 2017) of the Compensation Policy as further described under Proposal 5; and

(2) Special Bonus: a one-time special bonus of $200,000 upon the occurrence of the following events during the period ending June 30, 2018: (a) the closing of a fund raising of at least $20 million in gross proceeds or (b) the closing of a merger or acquisition transaction that results in the Company’s market capitalization (post-transaction) of at least $40 million, such bonus deemed not to be in accordance with the guidelines and parameters of the Compensation Policy as further described under Proposal 5; and

(3) The remainder of the terms under Dr. Shmulewitz’s consulting and services agreement, as substantially described above, shall remain the same and in full effect.

The Compensation Committee and the Board of Directors have determined that the compensation described above is (i) for the good of the Company and (ii) reasonable and appropriate in light of Dr. Shmulewitz’s role as full-time Executive Chairman of the Company, his qualifications and experience and his anticipated contributions to the advancement of the Company’s activities.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the general terms of Dr. Shmulewitz’s increased compensation as a full-time Executive Chairman of the Company, as described in the Proxy Statement dated September 18, 2017.”

Shareholders may vote for or against, or may abstain from voting, in connection with the abovementioned proposal. Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

It should be clarified that with respect to approving transactions, to which Dr. Shmulewitz is a party to and/or has or might have a Personal Interest in, we have taken upon ourselves since February 2013 (pursuant to the ISA’s request) that any material transaction that we intend to pursue, which Dr. Shmulewitz is, directly or indirectly, a party to or has or might have a Personal Interest in (except for transactions and decisions on indemnity, directors’ fees, insurance, etc., which apply uniformly to all directors) will be examined in coordination with the ISA as to the manner of which such transaction should be approved prior to its approval. In addition, it should be clarified that ordinarily, the directors’ compensation would not require an affirmative vote of a Disinterested Majority. However, due to the fact that the consulting and services agreement with Dr. Shmulewitz was approved by the shareholders, the Company’s Board decided that the above terms of compensation be approved in the same manner.

Our Board of Directors unanimously recommends a vote “FOR” approval of the general terms of Dr. Shmulewitz’s increased compensation as a full-time Executive Chairman of the Company.

B. Grant of Options

The Company’s Israeli Share Option Plan (2015) (the “ESOP Plan”) provides for the grant of equity compensation to our Office-Holders in the form of options to purchase Ordinary Shares. Equity-based compensation is intended to reward for future performance and is used to foster a long-term link between our officers’ and directors’ interests and the interests of the Company and its shareholders as well as to attract, motivate and retain officers for the long term. Options create a direct link to share performance, compensating officers if the price of our Ordinary Shares rises in relation to the exercise price of the options.

Following approval by our Compensation Committee, our Board of Directors approved on August 29, 2017, subject to shareholder approval, the following option grants to Dr. Shmulewitz:

Option grants to purchase an aggregate of 7,150,000 Ordinary Shares (equivalent to 178,750 ADSs), which as of the date of this Proxy Statement represents approximately 5.0% of the Company’s share capital (on a fully diluted basis). The principal terms of the option grants include the following:

(a) Exercise Price: options to purchase 3,400,000 Ordinary Shares (equivalent to 85,000 ADSs) at an exercise price of $0.14 per Ordinary Share (equivalent to $5.60 per ADS), representing the ADS market closing price as of August 28, 2017 on NASDAQ, which is first trading day immediately preceding the date that the Board approved the grant and options to purchase 3,750,000 Ordinary Shares (equivalent to 93,750 ADSs) at an exercise price of $0.1775 per Ordinary Share (equivalent to $7.10 per ADS).

(b) Vesting Schedule: The Options shall vest over a three-year period, on a quarterly basis, such that 1/12 shall vest upon the end of each quarter commencing on the date of the foregoing Board’s decision. Notwithstanding the foregoing, the vesting schedule shall be accelerated and any unvested portion of the Options shall become fully vested and exercisable immediately prior to: (i) Transaction event (as defined under the ESOP Plan and below); “Transaction” means (aa) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, or (bb) a sale of all or substantially all of the assets of the Company: (ii) a Change of Control Event: a “Change of Control Event” means (aa) a merger or consolidation with another entity where the voting securities of the company outstanding immediately before the transaction constitute less than a majority of the voting power of the voting securities of the company or the surviving entity outstanding immediately after the transaction; or (bb) the sale or disposition of all or substantially all of the Company’s assets; which shall take place during the period ending June 30, 2018; (iii) Termination of engagement: termination by the Company of the engagement with the Chairman (services agreement with the Company) due to Good Reason: “Good Reason” means (aa) change in Chairman’s Position within the Company or its successor that materially reduces grantee’s title, duties or level of responsibility; or (bb) material change in the Company’s business.

(c) Expiration: Six (6) years following the date of grant or at an earlier date as provided under the ESOP Plan (three months following the termination of the Chairman’s engagement with the Company).

As of the date of this Proxy Statement, Dr. Shmulewitz is the beneficial holder (directly and indirectly through Dekel) of 3,585,586 Ordinary Shares of the Company, which represents 2.1% of the Company’s issued and outstanding Ordinary Shares.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the grant to Dr. Ascher Shmulewitz, the Executive Chairman of the Company, of options to purchase an aggregate of 7,150,000 Ordinary Shares (equivalent to 178,750 ADSs) pursuant to the Company’s ESOP, all as described in the Proxy Statement dated September 18, 2017.”

Shareholders may vote for or against, or may abstain from voting, in connection with the abovementioned proposal. Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

It should be clarified that ordinarily, the directors’ compensation would not ordinarily require the affirmative vote of a Disinterested Majority. However, It should be clarified that with respect to approving transactions, to which Dr. Shmulewitz is a party to and/or has or might have a Personal Interest in, we have taken upon ourselves since February 2013 (pursuant to the ISA’s request) that any material transaction that we intend to pursue, which Dr. Shmulewitz is, directly or indirectly, a party to or has or might have a Personal Interest in (except for transactions and decisions on indemnity, directors’ fees, insurance, etc., which apply uniformly to all directors) will be examined in coordination with the ISA as to the manner of which such transaction should be approved prior to its approval and in addition due to the fact that previous grants with Dr. Shmulewitz were approved by the shareholders, the Company’s Board has decided that the above terms of compensation be approved in the same manner.

Our Board of Directors unanimously recommends a vote “FOR” approval of the proposed grant of options to Dr. Ascher Shmulewitz.

PROPOSAL 9

APPROVAL OF COMPENSATION OF JOSH BLACHER, CHIEF FINANCIAL OFFICER

On April 12, 2017, Mr. Josh Blacher commenced his employment with the Company and on May 2, 2017, Mr. Josh Blacher was appointed the Company’s Chief Financial Officer. Pursuant to the Companies Law, arrangements regarding the compensation of the Company’s Chief Financial Officer require the approval of the Compensation Committee, the Board of Directors and the shareholders, in that order. The Compensation Committee and the Board of Directors approved the terms of Mr. Blacher’s compensation prior to his assuming the position of CFO, and therefore approval of Mr. Blacher’s compensation terms is being sought at this Meeting.

A. Approval of Mr. Blacher’s general compensation terms as a full-time CFO of the Company, commencing as of April 12, 2017

The following is a summary of Mr. Blacher’s current compensation terms since assuming the position of CFO to his employment agreement with the Company, dated as of April 12, 2017:

Description of Services: to perform such duties and activities as are customarily performed by a chief financial officer and as shall be assigned to Employee from time to time by the Company’s Chief Executive Officer.

Monthly Base Salary: NIS 55,000 gross, per month (representing 100% of a full-time position, and NIS 71,500 in terms of total employer’s cost including fringe and social benefits (ex. expenses)), all according to the approval of the Compensation Committee and the Board, such salary deemed to be not in accordance with the guidelines and parameters of the Compensation Policy as further described under Proposal 5; and

Special Bonus: Special one-time Bonus during the period ending June 30, 2018 upon the occurrence of one of the following: (a) $200,000 upon the closing of a fund raising of at least $20 million in gross proceeds and/or (b) 25% of the Base Salary (on an annual basis) bonus upon the closing of a merger or acquisition transaction that results in the market capitalization of the combined company (post-transaction) of at least $40 million,; such bonus deemed to be not in accordance with the guidelines and parameters of the Compensation Policy as further described under Proposal 5.

Annual Bonus: For calendar year 2017, the Employee will be paid a minimum bonus of three months’ salary, or higher as set forth at the Company’s Key Performance Indexes, which shall be adopted by the Company and ratified by the Board.

Indemnification, Exculpation and Insurance: Mr. Blacher is entitled to be party to indemnification and exculpation agreements with the Company in the form of indemnification and exculpation letters which were amended following the consummation of our U.S. initial public offering and listing on NASDAQ to be entered into by the Company with officers serving from time to time in such capacity. The form of the indemnification letter appears as Exhibit 4.12 to the annual report on Form 20-F filed by the Company with the SEC and ISA on May 1, 2017. Mr. Blacher is entitled to be insured under the Company’s directors’ and officers’ insurance coverage policy which provides coverage for all officers and directors of the Company.

Termination Notice: 90 days (or an extended notice of 120 days following relocation to the United States).

Additional terms: The remainder of the terms under his employment agreement shall be as customarily provided to employees by the Company, including with respect to fringe and social benefits. In addition, the employment agreement also includes customary clauses, among others, with respect to proprietary rights, confidentiality and non-competition obligations.

The Compensation Committee and the Board of Directors have determined that the compensation described above is (i) for the good of the Company and (ii) reasonable and appropriate in light of Mr. Blacher’s role as CFO, his qualifications and experience and his anticipated contributions to the advancement of the Company’s activities.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the general terms of compensation of Mr. Josh Blacher, the Chief Financial Officer of the Company, as described in the Proxy Statement dated September 18, 2017.”

Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

It should be clarified that ordinarily, the executive officers’ compensation would not require the approval of the shareholders if in accordance with the then in effect Compensation Policy of the Company. However, as described above, due to the fact that the terms of employment of Mr. Blacher are not in accordance with the proposed Compensation Policy, the Board has decided that the above terms of compensation be approved by the shareholders.

Our Board of Directors recommends unanimously a vote “FOR” approval of Mr. Blacher’s terms of compensation.

B. Grant of Options

The Company’s ESOP provides for the grant of equity compensation to our officers in the form of options to purchase Ordinary Shares. Equity-based compensation is intended to reward for future performance and is used to foster a long-term link between our officers’ interests and the interests of the Company and its shareholders as well as to attract, motivate and retain officers for the long term. Options create a direct link to share performance, compensating officers if the price of our Ordinary Shares rises in relation to the exercise price of the options.

The Committee and the Board have reviewed, among other things, the analysis benchmark report prepared by an independent consultant (PwC Consultant Services) to enable the Board to be familiar with customary and reasonable market standards when it determines executives’ and directors’ compensation. In addition, Mr. Blacher’s option grant was considered as part of an overall grant of options to Company’s employees, executives, consultants and directors, and as such is part of the Company’s ESOP incentive plan, which consisted of an overall grant of 26,000,000 options to purchase Ordinary Shares (equivalent to 650,000 ADSs), part of which are described under Proposals 7 – 9, all materially under the same terms.

Following approval by our Compensation Committee, our Board of Directors approved, subject to shareholder approval, the following option grants to Mr. Blacher:

Option grants to purchase an aggregate of 1,900,000 Ordinary Shares (equivalent to 47,500 ADSs), which as of the date of this Proxy Statement represents 1.1% of the Company’s share capital (on a fully diluted basis). The principal terms of the option grants include the following:

(a) Exercise Price: $0.14 per Ordinary Share (equivalent to $5.60 per ADS) representing the ADS market closing price as of August 28, 2017 on NASDAQ, which is the first trading day immediately preceding the date on which the Board approved the grant.

(b) Vesting Schedule: The Options shall vest over a three-year period, on a quarterly basis, such that 1/12 shall vest upon the end of each quarter commencing on the date of the foregoing Board’s decision, such vesting schedule (not having a 12-months’ cliff) deemed to be not in accordance with the guidelines and parameters of the Compensation Policy as further described under Proposal 5. Notwithstanding the foregoing, the vesting schedule shall be accelerated and any unvested portion of the Options shall become fully vested and exercisable immediately prior to: (i) Transaction event (as defined under the ESOP Plan and below); “Transaction” means (aa) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, or (bb) a sale of all or substantially all of the assets of the Company: (ii) a Change of Control Event: a “Change of Control Event” means (aa) a merger or consolidation with another entity where the voting securities of the company outstanding immediately before the transaction constitute less than a majority of the voting power of the voting securities of the company or the surviving entity outstanding immediately after the transaction; or (bb) the sale or disposition of all or substantially all of the Company’s assets; which shall take place during the period ending June 30, 2018; (iii) Termination of engagement: termination by the Company of the engagement with the officer due to Good Reason: “Good Reason” means (aa) change in officer’s Position within the Company or its successor that materially reduces officer’s title, duties or level of responsibility; or (bb) material change in the Company’s business.

(c) Expiration: Six (6) years following the date of grant or at an earlier date as provided under the ESOP Plan (three months following the termination of the officer’s engagement with the Company).

As of the date of this Proxy Statement, Mr. Blacher is the beneficial holder of no Ordinary Shares of the Company.

The Compensation Committee and the Board of Directors have determined that the equity compensation described above is (i) for the good of the Company and (ii) reasonable and appropriate in light of Mr. Blacher’s role as CFO, his qualifications and experience and his anticipated contributions to the advancement of the Company’s activities. The total fair value of Mr. Blacher’s proposed equity compensation does not exceed the limits provided for in the Compensation Policy.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the grant to Mr. Josh Blacher, the Chief Financial Officer of the Company, of options to purchase an aggregate of 1,900,000 Ordinary Shares (equivalent to 47,500 ADSs) pursuant to the Company’s ESOP, all as described in the Proxy Statement dated September 18, 2017.”

Shareholders may vote for or against, or may abstain from voting, in connection with the abovementioned proposal. Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

It should be clarified that ordinarily, the executive officers’ compensation would not require the approval of the shareholders if in accordance with the then in effect Compensation Policy of the Company. However, as described above, due to the fact that the terms of employment of Mr. Blacher is not in accordance with the proposed Compensation policy, the Board has decided that the above terms of compensation be approved by the shareholders.

Our Board of Directors recommends unanimously a vote “FOR” approval of the proposed equity grants to Mr. Blacher.

The Companies Law allows our Board of Directors to approve this proposal even if it was not approved by our shareholders (i.e., to overrule the shareholders’ rejection), provided that our Compensation Committee and thereafter the Board of Directors have determined that the proposal is for the good of the Company and decided to reapprove the proposal, based on detailed reasoning, and after having re-examined the proposed Compensation Policy as amended and taken, inter alia, the shareholder rejection into consideration.

PROPOSAL 10

REVIEW OF THE COMPANY’S ANNUAL REPORT AND FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016, AND TRANSACTION OF SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING

The audited financial statements of the Company for the fiscal year ended December 31, 2016 were filed together with the Company’s Annual Report on Form 20-F, which was filed on May 1, 2017 with the SEC and is available at the SEC’s website, www.sec.gov, and at the Magna website of the ISA at www.magna.isa.gov.il. We will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This proposal will not involve a vote by the shareholders.

The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Where to Find More Information

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il and the Company’s website at www.therapixbio.com. Shareholders may obtain information directly from the Company, whose registered office is at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Tel-Aviv 5320047, Israel, Israel and whose telephone number is +972-3-616-7055.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of Proxy Statements. The circulation of this Proxy Statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. Lastly, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 18, 2017. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 18, 2017, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. IF NO SPECIFICATION IS MADE, AND EXCEPT AS OTHERWISE MENTIONED IN THIS PROXY STATEMENT, THE ORDINARY SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

By Order of the Board of Directors

Therapix Biosciences Ltd.

September 18, 2017

Annex A

SECOND AMENDMENT TO LICENSE AGREEMENT

THIS SECOND AMENDMENT TO LICENSE AGREEMENT (the “Second Amendment”) is made as of ______________, 2017 by and between Dekel Pharmaceuticals Ltd. (the “Licensor” or “Dekel”), and Therapix Biosciences Ltd., (the “Licensee” or “Therapix”). Licensee, on the one hand, and Licensor, on the other, may each individually be referred to in this Amendment as a “Party” and collectively referred to in this Amendment as the “Parties”.

WITNESSETH:

WHEREAS    The Parties have each agreed on the terms of the License Agreement signed as of May 20, 2015, as amended on August 19, 2015 (the “Agreement”); and

WHEREAS     The Parties desire and agree to amend the Agreement such that certain future consideration which may be payable to Licensor will be exchanged for equity of the Licensee, all as set forth herein;

NOW, THEREFORE, the Parties hereby agree as follows:

1.       The above recitals are hereby made part of this Amendment.

2.       Unless expressly provided otherwise, all capitalized terms used and not otherwise defined herein shall bear the respective meanings ascribed to them in the Agreement.

3.       Effective as of the Amendment Effective Date, Section 3.3 of the Agreement will be replaced in its entirety with the following new Section 3.3, such that the rights to receive royalties, sublicense fees or milestone payments shall be replaced with the right to receive additional equity, as follows:

“3.3 Consideration

In full consideration for the rights granted hereunder, Licensor shall be issued 475,000 American Depositary Shares (ADSs) of Therapix, in consideration for the par value thereof. Licensor may instruct Therapix in writing, to issue part of the foregoing number of Ordinary Shares to third parties.”

4.       Effective as of the Amendment Effective Date, Section 3A of the Agreement will be deleted.

5.       This Second Amendment will enter into effect on the day (the “Amendment Effective Date”) on which all of the following conditions precedent have been met:

5.1.   Therapix has obtained the approval of the requisite majority at general meeting of the Company’s shareholders for this Second Amendment, in accordance with applicable law;

5.2.   Therapix has closed a financing round following the execution hereof of at least $5,000,000 by June 30, 2018; and

5.3.   Completion of appropriate filings with and obtainment of the required approvals of the Israeli Securities Authority and the TASE (and the Nasdaq or SEC, if required).

In the event that the foregoing conditions precedent for the Amendment Effective Date are not fulfilled by June 30, 2018, the provisions of this Second Amendment shall terminate and shall not have any further force or effect.

6.       Unless amended hereby, all provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Second Amendment to be executed by their duly authorized representatives as of the date first above written.

[Remainder of page intentionally left blank]

A-1

[Signature page to Second Amendment to the License Agreement between Dekel and Therapix]

THERAPIX BIOSCIENCES LTD.	DEKEL PHARMACEUTICALS LTD.

Signature (By)	Signature (By)

Name	Name

Title	Title

Date	Date

A-2

Annex B

Office-Holders’ Compensation Policy
Therapix Biosciences Ltd.

September 2017

Introduction1

The purpose of this document is to describe, detail and outline the Company’s Policy concerning compensation of the Office-Holders2 of Therapix Biosciences Ltd. (hereinafter: the “Company”), the components of such compensation and the manner in which they are determined, inter alia, in accordance with the provisions of Chapter Four A of Part Six of the Companies Law, 5759-1999 (hereinafter: the “Compensation Policy”).

The Compensation Policy is the tool available to the Company’s Board of Directors and management to promote and advance the Company’s long-term aims, work plans and policies and in the framework of which it may compensate, if needed, the Company’s Office-Holders and enhance their sense of belonging to the Company and its activities and to ensure that the interests of the Company’s Office-Holders would be similar, as much as possible, and consistent with the interests of the Company’s shareholders, subject to any law, taking into consideration, among others things, the Company’s risk management policy, in view of the Company’s size, the nature of its activities and its financial condition and in so far as office and employment conditions — that include variable components — are concerned, the Office-Holder’s contribution to meeting the long-term business aims of the Company and maximizing its profits, all in a long run vision and in accordance with the Office-Holder’s position.

Effect of the Compensation Policy

This Compensation Policy will take effect from the date of its approval by the general meeting for three years, in accordance with the provisions of the Companies Law, 5759-1999 (and the Regulations thereof), as amended from time to time (hereinafter: the “Companies Law”).

The Company’s compensation committee, which was formed and is operating in accordance with the provisions of the Companies Law and the Regulations promulgated thereunder (hereinafter: the “Compensation Committee”), will examine the Compensation Policy and ensure that it is updated at least once every 3 years and as shall be required from time to time and make recommendations to the Board of Directors concerning any modifications thereto or the extending of the effect of the Policy (depending on changing circumstances) and also examine the manner in which it is being implemented and to the extent required, will act to amend the Policy.

As of the date of approval of the Compensation Policy, most of the compensation mechanisms available for Office-Holders of the Company, which the Company is obligated to implement under employment contracts and/or management agreements entered prior to the approval date of this Compensation Policy, are not deviating from the Compensation Policy set forth in this document. The Company has in place, however, a small number of Office-Holders’ compensation mechanisms which obligate the Company under existing employment contracts and/or management agreements entered prior to the date of approval of this Compensation Policy that deviate from the Compensation Policy provided herein.

The Company will aspire, in the framework of entering into new, and/or renewal of existing employment contracts and/or management agreements, to integrate and implement the principles of the Compensation Policy, subject to its power to exceeds this Compensation Policy, to the extent required and subject to the provisions of the law.

The Organs Competent to Approve Compensation Conditions in the Company

Approval of office and employment conditions, amendments and/or modifications of compensation plans of the Company’s Office-Holders will be discussed and approved by the competent organs of the Company in accordance

___________

1        Subject to the provisions of this Compensation Policy and unless the written text requires another interpretation, terms defined in the Companies Law shall have the same meanings ascribed to them therein; words in the singular shall include the plural and vice versa; words in the masculine shall include the feminine and vice versa and words referring to persons shall also include corporations.

2        As such term is defined in the Companies Law. E.g. Chief Executive Officer, C-Level officers and any manager who is a CEO subordinate, a member of the Board of Directors (“Director”), and any person who acts to fill these positions even if his title is different (“Office-Holder”).

with the provisions of any law. The Compensation Policy is not intended to circumvent the approval mechanisms provided in the Companies Law concerning the granting of Office-Holders’ compensation conditions that deviate from the Compensation Policy and/or engagements with holders of control/interested parties (if relevant) and nothing stated in this Policy shall stipulate against the provisions of the law.

The compensation components to which Office-Holders are entitled will be only those specifically approved in their matter, respectively, by the competent corporate organs and subject to the provisions of any law, and the adoption and/or approval of this Compensation Policy by such corporate organs will not be deemed as determining or conferring any of the compensation components provided herein (including any part or portion thereof) and/or as conferring any rights whatsoever to the Company’s Office-Holders. Moreover, the provisions of this Compensation Policy form the framework and in case the competent organs of the Company determine, with respect to a specific Office-Holder, that such Office-Holder is entitled to compensation components that are inferior to those indicated herein, such shall not be deemed as deviation from the Compensation Policy.

The Board of Directors will examine each year the reasonableness of such existing agreements with each of the Company’s Office-Holders, to the extent the conditions of such agreements deviate from the principles of the Compensation Policy.

The Principles Guiding the Determining of the Compensation Policy

1.       The Compensation Policy attempts, to the extent possible, to reflect the creation of appropriate and balanced incentives for the Office-Holders of the Company, taking into account, among other things, the Company’s risk management policy. The Compensation Policy defines such compensation structure aimed to provide incentives to Office-Holders to seek the attainment of goals that would advance the Company’s aims and work plan both in the immediate term and in the long-term, including the appropriate ratio between the variable and the fixed components of the compensation package, including, inter alia, in order not to encourage any relevant Office-Holder to take risks which are not consistent with the Company’s Policy in this matter, with the emphasis on balancing the need to retain and preserve the Company’s senior Office-Holders.

2.       Recruitment and retention of excellent quality executives that form the solid infrastructure of the Company’s management, this, among other reasons, due to the Company’s small work force and the senior status and duties of the Office-Holders, and for the continued development and success of the Company for the longer term.

3.       In establishing the variable components of the Office-Holders’ office and employment conditions, this Compensation Policy will take into consideration each Office-Holder’s contribution to the attainment of the Company’s long-term aims and maximizing its profits, in the long run and in accordance with the Office-Holder’s position

4.       The Compensation Policy reflects a consideration of the Company’s size and the nature and complexity of its operations, including the fields of activity and the territories in which the Company operates. We also addressed the fact that the Company has not begun yet to finance its operations from its own resources (such as sales revenues) and that its operations are being financed through the raising of capital from private investors and/or the public.

5.       The Policy will apply to all the Company’s “Office-Holders”, as such term is defined in the Companies Law.

6.       Development and retention of quality workforce in the Company in general and Office-Holders in particular, as means for promoting the Company’s aims, its work plans, as approved by the Board of Directors and its Policy.

7.       Creating a link between the aims of the Company and its management and the compensation paid to the Company’s Office-Holders — paying attention to the interests of the Company’s shareholders that the Company maximize its profits — and the Company’s interest in recruiting and retaining excellent quality Office-Holders, with rich experience and familiarity with the market in which the Company operates.

8.       Determining salary caps and bonuses and establishing the ratio between the variable components and the total compensation package, to allow reasonable managerial flexibility considering the changing business environment conditions.

Upon the determining of the specific compensation conditions of each of the Company’s Office-Holders, the Compensation Committee and the Board of Directors may establish further relevant criteria above and beyond the mandatory guiding considerations provided in the Companies Law and to address further data beyond the data set forth below, taking into account the Company’s best interests, the state of its activities (including the business and/or financial conditions) and its business plans.

Compensation Policy

General

Generally, the Company’s Office-Holders’ plans and compensation conditions should match their respective positions and responsibilities and the achievable measurable targets which are defined for their respective positions and the discharge of their job responsibilities, for the purpose of advancing the Company’s long-term aims, work plans and policies.

Considerations which must be taken into account when determining the principles of the Compensation Policy (including issues provided in Section 267B(a) of the Companies Law):

a.       Promoting the Company’s aims, work plans and policy with a long-term vision;

b.       Creating appropriate incentives for the Company’s Office-Holders, taking into consideration, inter alia, the Company risk management policy;

c.       The Company’s size and nature of activities;

d.       With reference to office and employment conditions that include variable components — the Office-Holder’s contribution to the attainment of the Company’s long-term aims and maximizing its profits and in accordance with the Office-Holder’s position;

e.       The Company’s financial condition;

f.        Recruitment and retention of excellent quality executives that form the solid infrastructure of the Company’s management, continued development and success for a long term.

Issues that must be addressed when determining the Office-Holders’ office and employment conditions (including issues which the Compensation Policy must address under Section 267B(b) of the Companies Law):

a.       Education, qualifications, expertise, professional experience and achievements of the (serving or prospective) Office-Holder;

b.       The Office-Holder’s position, job responsibilities and previous wage agreements entered with him/her during previous employment periods and agreements with the Office-Holder (other than with a new Office-Holder);

c.       The Company’s size and nature of activities;

d.       The recommendation of the Office-Holder’s direct supervisor (in case of a serving Office-Holder or employee or service provider);

e.       When determining office and employment conditions that include variable components — the Office-Holder’s contribution to the attainment of the Company’s aims and maximizing its profits, all with a long-term perspective and in accordance with the Office-Holder’s position;

f.        The ratio between the cost of the Office-Holder’s office and employment conditions and the wages cost (as such term is defined in the First Schedule A of the Companies Law) of the other employees of the Company and contract workers working for the Company (if applicable) (as such term is defined in the First Schedule A of the Companies Law). Upon the approval of compensation for an

Office-Holder, details must be presented regarding: (1) Compensation of Office-Holders working in a similar level with the Company (if applicable); Salary of the former Office-Holder who served in the same position (if applicable); (3) Average and median wages of the Company’s employees and contract workers working for the Company; and the ratio between each of the above and the Office-Holder’s proposed compensation awaiting approval - in this context, the effect of the gaps between the office and employment conditions of the Office-Holders and the other employees in the Company on the labor relations in the Company will be examined.3

g.       The Company’s financial condition.

h.       Benchmark: The Company will make a comparison with the earning level of Office-Holders in similar positions in similar companies included in the comparable group. “Similar companies” — for this purpose mean, companies that are similar to the Company in terms of their characteristics and stage of business activities, location of headquarters and/or management of business activities, industry, number of employees, market value, total balance sheet assets and/or income (at least the majority of such parameters), all depending on the nature, size and type of activities of the Company. In addition, a maximum range will be defined for each of these parameters with reference to the Company itself, so that the comparable group will not include companies with parameters that deviate from the above stated range. The Company will make an effort to include no less than 10 similar companies in the comparable group (but in no event less than 5 similar companies). Moreover, so long as the Company’s shares are listed on a stock exchange located outside of Israel, in addition to the Israeli stock exchange, then such similar companies may include, to the extent possible, Israeli companies listed on the same foreign stock exchange (both dual or non-dual companies). The benchmark will be prepared in the period preceding the approval/renewal of the Compensation Policy, except if the Compensation Committee determines that such benchmark is not necessary/required in the circumstances of the matter or even if such benchmark was required earlier, for example, inter alia, due to the existence of an earlier relevant benchmark, absence of material changes in the earning levels of similar companies during the plan period, change of the Company’s nature and/or scope of business and any similar circumstances as the Compensation Committee deems appropriate.

The Company’s Compensation Policy guidelines as approved by the Compensation Committee and the Board of Directors, with reference to the compensation plans’ components are as follows:

1.       Fixed Salary Components

Fixed Salary — Intended to compensate the Office-Holder for the time invested by him/her in the ongoing discharge of his/her duties with the Company. The fixed salary reflects both the Office-Holder’s qualifications and professional experience and the definition of his/her job responsibilities and position level with the Company, including the authority and resulting liability and risk.

Fixed Salary Caps

Executive Chairman — The monthly wages cost cap of the Executive Chairman will be NIS 90,000 (this amount includes the total monthly gross consideration for a full-time position, including all the fringe and social benefits, excluding reimbursement of expenses (if relevant)). For the purposes of this Compensation Policy, only a position in the scope of at least 50% would entail the application of the definition of an “Executive Chairman”.

CEO — The monthly wages cost cap of the Company’s CEO will be NIS 80,000 (this amount includes the total monthly gross consideration for a full-time position, including all the fringe and social benefits, excluding reimbursement of expenses (if and to the extent relevant).

C-Level Executive — The Company’s other C-Level Executives (e.g., Chief Financial Officer, Chief Technology Officer, etc.) monthly wages cost cap will be NIS 55,000 (this amount includes the total monthly gross consideration for a full-time position, including all the fringe and social benefits, excluding reimbursement of expenses (if relevant)).

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3        See in this matter, section 11 of the Compensation Policy.

With the approval of the Company’s Compensation Committee, the Company may grant an Office-Holder thereof (who is not a Director) an additional raise beyond the above fixed wages cap, at a rate not exceeding 10% of the fixed salary of the relevant Office-Holder. Such raise will be examined, in the aggregate, over a period of 3 years (meaning namely, during the framework of the period of this Compensation Policy).

With reference to an Office-Holder having a permanent domicile/residence (regardless of the citizenship) outside of Israel, such caps would increase by 25%.

The Company reserves its right to apply a linkage mechanism to the Office-Holders’ salaries. Increments for such linkage would be included in the above-mentioned caps. The linkage will be to the consumer price index in Israel (or a similar index customary in the country in which the employee is located, if not Israel).

Fringe Benefits

The office and employment conditions of the Office-Holders include fringe benefits and social contributions in accordance with the law and the Company’s practices. In this matter, “fringe benefits”, include, inter alia, sick leave, vacation days, convalescence days, contributions to pension and severance pay and advanced education funds, etc. and further customary benefits. In addition, the Company may make available to the Office-Holder, for the purpose of fulfilling his/her duties, a car, a cellular phone, laptop etc., as will be determined by the Company’s management. The Company may determine that it will bear all the expenses involved in such fringe benefits, including grossing up of any entailed taxes. The Company may determine in its contractual engagement with the Office-Holder that it would bear part, or all, of the expenses incurred by the Office-Holder for the discharge of his/her duties, including, telephone, internet, accommodation (in Israel and abroad), lodging, board and lodging, entertainment, travel expenses, newspapers, professional literature, membership fees in professional organizations, etc. as well as any other benefits of monetary value for the Office-Holder. Upon the determining of the entitlement to reimbursement of expenses (if applicable), a cap will be fixed for the maximum amount of such reimbursement of expenses which the Office-Holder would be entitled to receive (including in accordance with the Company’s internal procedures concerning expenses, as applicable from time to time). Expenses incurred by the Office-Holder for the discharge of his/her duties will only be reimbursed if such Office-Holder was entitled thereto in accordance with the specific contractual engagement with him/her and subject to the terms and conditions of such contractual engagement, including with reference to a prior approval of such expenses and only against the presentations of receipts.

It is hereby clarified that the Office-Holder’s entitlement to any of the fringe benefits set forth above will be determined by the Company’s Compensation Committee and the Board of Directors at their sole discretion upon the approval of the specific agreement (and in certain cases also subject to the approval of the Company’s general meeting of shareholders), all subject to the provisions of any law. Moreover, the scope and rate of the fringe benefits will be determined by the Compensation Committee and the Board of Directors at their sole discretion, provided such are not lower than the scope and rate prescribed by law.

With regard to Office-Holders who provide services to the Company under a services agreement entered through a company under their control - the payment will be made by means of a tax invoice and include the fixed salary and all the fringe benefits and conditions, including accommodation (excluding reimbursement of expenses).

With the approval of the Company’s Compensation Committee, the Company may grant the Company’s Office-Holders (who is not a Director) further benefits and additional fringe benefits as set forth above, at a rate not exceeding 10% of the monthly cost of the relevant Office-Holder’s fixed component (annualized).

Changes of the fringe benefits will be examined as part of the total fixed component, with reference to the ratios defined by the Company between the variable components and the fixed components of the compensation package.

The Compensation Committee and the Board of Directors will examine the fringe benefits as part of a periodic examination of the total scope of expenses and will be updated, if necessary.

2.       Variable Compensation — Target Based Bonus

The variable component (target based bonus) will reflect the Office-Holder’s contribution to the attainment of the Company’s aims and maximizing its profits in the long run, based on measurable criteria. The variable component determined will be consistent with the Office-Holder’s personal performance in view of the defined targets (if and to the extent any such targets were defined for the Office-Holder) in the discharge of his/her duties and job responsibilities.

Under the Company’s Compensation Policy, a significant weight is attributed to meeting targets, which derive from the Company’s annual and multi-annual work plans and/or its strategic plan and for this purpose, the Company’s Board of Directors will determine each year an annual targets plan that will be approved by the Board of Directors at the beginning of each calendar year (no later than the end of the first quarter of each year) (“Targets Plan”).

The Company’s targets express its overall success in meeting its plans, the Office-Holders’ contribution to the success of the Company and the Company’s willingness to provide incentives for meeting such targets.

The Company’s targets will include measurable targets, that reflect the Company’s short and long-term aims and strategy, in order to create an identity of interests between the Company, the shareholders and the Office-Holders in promoting such aims and strategy.

The Company’s Board of Directors, with the recommendation of the Compensation Committee, is authorized to reduce the bonus by up to 20% of the bonus, after considering the reasonableness of the bonus derived from meeting the targets, against the Office-Holder’s contribution to the attainment thereof and the state of the Company’s business and finances. The Board of Directors will also be authorized to cancel altogether the Office-Holder’s bonus payment in exceptional cases, such as: breach of fiduciary duties, breach of the contractual engagement, improper governance and other acts of the Office-Holder that caused the Company substantial damage in the circumstances.

Applicability:

The Company’s Executive Chairman, CEO and any Office-Holder subordinate to the CEO may be entitled to a target based variable compensation, all subject to and in accordance with the conditions to which each of them is individually entitled under their respective contractual engagements, as approved by the competent corporate organs, subject to the provisions of any law. For clarity, Directors that do not serve in operational positions in the Company will not be entitled to a target based variable compensation

It is clarified, in this matter, that in case an Office-Holder serves in several positions with the Company, the Company may deem the total compensation amount to which such Office-Holder is entitled - in terms of the compensation approval process - as the one requiring the most stringent approval process (save where such more stringent position does not include the granting of any office and/or employment conditions bonuses and/or benefits which are provided under the Office-Holder’s other position/s).

Calculation Model of the Variable Compensation:

Threshold conditions for granting the Variable Compensation (accumulative conditions):

•         Personal threshold: Meeting a total weighted threshold of at least 70% of the measurable personal targets.

•         Company threshold: Meeting a total weighted threshold of all of the plan’s targets above 50% (namely, at least half of the Company’s targets for that year were achieved, in the aggregate),

•         The Company’s Financial Condition: Sufficient cash balance for the Company’s operations, in accordance with its annual budget approved by the Board of Directors, for at least 15 months, following payment of the bonuses; And that payment of such bonuses would not constitute a cause for an immediate repayment of any of the debenture series issued and/or which may be issued by the Company (as applicable) and/or that such bonus payment would not result in a “going concern” notice, if no such notice was included in its financial statements (but for the payment of such bonus).

Failure to meet the above threshold conditions means, that the Office-Holders will not become entitled to a bonus in the relevant calendar year and that under such circumstances, the Board of Directors may cancel or defer payment of the bonus for the next calendar year. It is clarified that any bonus which was not paid during a specific calendar year due to the failure to meet such accumulative threshold conditions (and was not deferred to the next calendar year as aforesaid) will be considered as null and void and shall not confer upon the officeholder any right to receive such bonus.

The Compensation Committee and the Board of Directors may, each year, upon approval of the annual Targets Plan (if approved), determine additional quantitative or other threshold conditions, taking into consideration the Company’s aims, strategy and condition (including its business activities and financial condition) — and in case such additional threshold conditions are met — no annual bonus would be granted to all and/or any of the Company’s Office-Holders.

The variable component rate for each Office-Holder will be determined by use of a model that may include two elements:

1.       Meeting measurable targets.

2.       Discretionary element.

Targets Plan and determining the measurable targets

As described above, measurable targets for the Office-Holders will be defined each year by the Board of Directors of the Company, in accordance with the annual Targets Plan. Any targets which are not determined during the first quarter as part of the Targets Plan, will be deemed as targets which do not fall within the scope of the Compensation Policy, and will require a separate approval process, as such, in accordance with the law.

Generally, the targets for the Chairman of Board of Directors will be brought for approval of the general meeting, according to the provisions of the law. The determining of targets for the Executive Chairman of the Board of Directors as part of the Targets Plan shall not, however, require the approval of the general meeting (but rather the Compensation Committee and the Board of Directors, only), if any one of the following events occurs:

•         If the Compensation Committee and the Board of Directors determine such targets, after fulfillment of all the following:

1.       The decision complies with the Compensation Policy;

2.       The bonus concerned is based on measurable targets only;

3.       The scope of the potential bonus is insignificant (up to 3 salaries);

4.       The targets were pre-determined by the Compensation Committee and the Board of Directors.

•         If the Compensation Committee and the Board of Directors determine such targets, after fulfillment of all the following:

1.       The decision complies with the Compensation Policy;

2.       The Office-Holder concerned also holds, in addition to the position of a Director, an operational position with the Company;

3.       The resolution concerning the approval of the targets by the Compensation Committee and the Board of Directors was adopted without the participation of those Directors who receive from the Company a target based bonus (whether in their capacity as Directors or in their capacity as other Office-Holders in the Company).

•         In addition, in the event that an Office-Holder is also a holder of control in the Company, if the Compensation Committee and the Board of Directors determine such targets, after fulfillment of the following:

1.       The determined target is based on data derived from the financial statements and applies equally and identically (including all of its components) to both the holder of control and/or his/her relative and to at least 50% of the other Office-Holders of the Company which are unrelated to the holder of control.

At least 3 of the following targets will be included in the above measurable targets: Successful clinical trials of the Company’s various technologies, capital raising, purchase of technologies, meeting the Company’s budget, meeting the research and development plans’ budget, entering into strategic and commercial cooperation agreements, commercialization of technology, meeting milestones, obtaining regulatory approvals, conclusion of the development stages of the research and development plans, meeting schedules of the research and development project, cash flow targets.

The weighting range for each target will be determined from at least above 0% and up to about 33.33% at most. The specific weights will be determined on the basis of the recommendations of the Compensation Committee and with the approval of the Board of Directors.

The Compensation Committee and the Board of Directors, as the case may be, may, upon the determining of such targets and weights, consider, among other things, the congruency between past performance (if relevant) and the compensation paid to the Office-Holder, the type and composition of the targets (operational, marketing, research and development, clinical, financial and others) and their congruency with the Company’s plans and the Office-Holder’s ability to influence them and transition into performance based equity incentive plans, or a combination of performance based equity compensation and the Company’s existing equity incentive plans.

In addition, the annual bonus plan may also include further provisions concerning a mechanism for spreading or conditioning part of the annual bonus payments on the attainment of long-term measurable target/s for two or three calendar years, as well as rules for computing the entitlement to such multi-annual bonus, at the expiry of the multi-annual measurement period. The rules and conditions for the above multi-annual bonus, if any, will be determined and presented for approval of the competent corporate organs, in accordance with the provisions of the law. For the sake of clarity, if a target is determined for an Office-Holder in accordance with the Targets Plan and the provisions of the Compensation Policy and such target is (fully or partially) achieved in a manner entitling the Office-Holder the right to receive the bonus with respect to such target, then the Company will not be required to request an approval for payment of such bonus.

Annually, the Company will set forth the principles of the targets determined under the Targets Plan and the ranges set for each of such targets - with reference to Office-Holders under Regulation 21 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 - in accordance with Regulation 21 of such Reporting Regulations (if such apply to the Company) and/or as part of the annual/periodic reporting published by the Company for the Israeli and/or foreign stock exchange and/or in the framework of the convening of the Company’s annual general meeting, but shall not be obligated to provide such disclosure if less than 3 salaries based on such target were made (unless such involve the holder of control), or if such disclosure would (or may) effectively prejudice the Company’s activities.

Bonus Caps

The Office-Holders’ maximum bonus amounts are as follows:4

Executive Chairman of the Board of Directors — Four (4) monthly salaries.

CEO — Four (4) monthly salaries.

Office-Holders subordinate to the CEO — Three (3) monthly salaries.

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4        The bonus may be paid in US$, and in this case, the amount in NIS may change depending on the US$/NIS rate of exchange.

Bonus Calculation Mechanism

As stated above, the Targets Plan will be determined at least annually by the Board of Directors and the bonus will be calculated, as set forth above, based on the achievement of such targets.

The maximum compensation for meeting each of such targets will be made on the basis of a pro-rata allocation of the Office-Holders’ bonus cap in accordance with the respective weight of each target, as defined in the annual formula.5

Meeting such target at the rate of 90% and above will entitle the Office-Holder to 100% of the compensation for such target.

As stated above, meeting a certain target at a rate lower than 70% shall not entitle the Office-Holder to any bonus for meeting that target; meeting a certain target at the rate of between 70% – 90%: A linear calculation of the compensation will be made in proportion to the actual meeting of the target.

Discretionary Bonuses

As a rule, the Company will try to grant targets based bonuses only. The Company may, however, determine that an immaterial portion of the variable components of the compensation (or all of such variable components, if the total amount thereof does not exceed three monthly salaries per year) will be granted in accordance with unmeasurable criteria (namely, based on discretion only) in view of the Office-Holder’s contribution to the Company that may not be measured by use of identifiable quantitative criteria. Such discretionary component will constitute a portion of the Office-Holder’s total bonus that might be deemed immaterial. The discretionary bonus will not exceed 20% of the total bonus paid to the Office-Holders (80% based on measurable targets; 20% for the discretionary element), all subject to the bonus cap defined above.

The discretionary element will be determined in accordance with the Board of Directors’ evaluation and at the recommendation of the Office-Holder’s direct supervisor. Please note that subject to the provisions of the law, the Board of Directors may, on recommendation of the Compensation Committee, increase the discretionary element of the annual bonus awarded to any of the Office-Holders and even determine that such element would be the sole element required for calculating the variable component of the relevant Office-Holder’s compensation.

In addition, the Compensation Committee and the Board of Directors may, in specific cases, approve at their discretion, subject to the maximum of three salaries (or monthly management fees, as the case may be) for specific individual achievements during the year or promotion of material/strategic issues and/or delegate their power to do so, subject to the provisions of the law, provided the total annual bonus received by such Office-Holder does not exceed the relevant cap set forth above.

Other issues:

1.       Timing of payment: The Office-Holders’ bonus for each calendar year during the employment term will be made no later than the date of payment of the first salary following the approval date of the annual financial statements of the Company, based on a fiscal year end of December 31st. With reference to a bonus that depends on the attainment of the annual target, the Board of Directors shall reserve its right to pay in advance such annual payment to the Office-Holder (other than a Director), so that payment of the contingent component will be made possible at any time following the attainment of said target (subject to the following provisions).

2.       Partial bonus and qualifying period: An Office-Holder will be entitled to a bonus only in case he/she worked at least one year with the Company. If the services of the Office-Holder are terminated at the initiative of the Company prior to the end of the relevant year, and provided the Office-Holder has been

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5        For example: If a specific target was defined for one of the deputies of the CEO and the weight of such target was defined for that year as 30% of the compensation formula for measurable targets and the cost of his/her monthly salary is the maximum allowed cost under the Compensation Policy, then the maximum compensation for meeting such target will be NIS 55,000 X 3 X 0.30.

employed by the Company at least two years on the bonus granting date, the bonus for the year in which the employment was terminated will be calculated pro-rata to the length of such service at that year. Otherwise, the Office-Holder will not be entitled to a partial bonus.

3.       Not part of the salary: Unless otherwise expressly provided in the Office-Holder’s personal employment agreement/contractual engagement, no payment made to the Office-Holder on account of the variable compensation under this Compensation Policy, if and to the extent such payment is made, shall constitute part of his/her salary, nor shall such payment be deemed part of the consideration component for such Office-Holder’s services and shall not be used under any circumstances as basis for the calculation or entitlement or accumulation of any fringe benefits whatsoever, including, without derogating from the generality of the foregoing, shall not be used as a component included in the vacation payment, severance pay and contributions to pension/provident fund, etc.

4.       Taxation: To the extent any tax is charged or any compulsory payment is demanded with respect to the variable compensation (national insurance, national health insurance, etc.) as a result and/or due to the bonus, the Office-Holder shall bear same under any law (to the extent such applies to the Office-Holder under the law).

3.       Payment advancement: The Board of Directors or the CEO may, in special circumstances, authorize a prepayment on account of the bonus payable to the CEO or to an Office-Holder subordinate to the CEO, respectively, provided such advance does not exceed 2 salaries. It is clarified, for the sake of caution, that in the event it transpires at the end of the relevant year, that the Office-Holder is not entitled to a bonus or is only entitled to a bonus which is lower than the advance payment, the Company shall demand the Office-Holder to return such advance (in accordance with the mechanism set forth in section 8 below, or similar thereto).

3.       Variable Compensation — Equity Component

An equity compensation serves as an appropriate mechanism for retaining Office-Holders and for granting them incentives while creating a proximity of interests between the Office-Holders and the shareholders and maintaining a proper balance between the short and the long-term considerations, including, among others, through the establishment of a full vesting period and granting options which on their award date are not ‘in-the-money’. Due to the long-term nature of equity incentive plans, such plans support the Company’s ability to retain its senior executives in their positions for a long time.

Subject to duly obtaining the approvals of the competent corporate organs, the Company may offer the Office-Holders to participate in the Company’s share option plan (and to approve other customary equity incentive mechanisms and instruments, as shall exist from time to time, such as cashless awards mechanism, phantom units, restricted stock units, restricted shares, etc., all with any necessary changes entailed by the nature of such instruments) (hereinafter, for convenience: “Options”).

The Company’s CEO, the Office-Holders subordinate to the CEO and the Directors may be entitled to Options, all subject to their individual engagement conditions and/or to the conditions approved by the competent organs of the Company and to the provisions of any law. It is noted, that the provisions of the Compensation Policy concerning the approval of discretionary bonuses (section 2 above) shall also apply, mutatis mutandis, to the award of variable equity compensation, all subject to the provisions of the Companies Law.

Other-than-cash Variable Equity Components Cap6

The annual value of variable equity components which are not paid in cash will be determined — on the date they are granted to the Office-Holder — and will not exceed 150% of the fixed salary component, as of the grant date, all in terms of the employer’s (annual) cost.

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6        The maximum value of cash variable equity components shall be deemed to be a bonus and will be determined in accordance with the bonus caps, on the date of payment thereof — as provided in section 2 above.

Such annual value cap will be calculated by a linear spread of the capital expenditure throughout the vesting period (namely, the fair value of the Options divided by the maximum vesting period).7

Among other things, the following hierarchy will be determined for the granting of equity variable components which are not paid in cash:

–        Chairman of the Board of Directors — will be entitled throughout the term of office for an aggregate holding of share options of no more than 5% of the Company’s issued and paid-up share capital (on a fully diluted basis) as of the award date, provided the annual cost for the Company of the equity-based payment (in accordance with GAAP) will not exceed NIS 1,620K.

–        Director — will be entitled throughout the term of office for an aggregate holding of share options of no more than 0.5% of the Company’s issued and paid-up share capital (on a fully diluted basis) as of the award date, provided the annual cost for the Company of the equity-based payment (in accordance with GAAP) will not exceed NIS 100 K; and alternatively, and so long as the Company is a Foreign Company or a Dual Company (as such terms are defined in the Companies (Relief for Companies which are Listed on a Foreign Stock Exchange), Regulations, 5760-2000) - shall not exceed NIS 300K.

–        CEO — will be entitled throughout the term of office for an aggregate holding of share options of no more than 2.5% of the Company’s issued and paid-up share capital (on a fully diluted basis) as of the award date, provided the annual cost for the Company of the equity-based payment (in accordance with GAAP) will not exceed NIS 1,260K

–        C-Level Executive — will be entitled throughout the term of office for an aggregate holding of share options of no more than 1% of the Company’s issued and paid-up share capital (on a fully diluted basis) as of the award date, provided the annual cost for the Company of the equity-based payment (in accordance with GAAP) will not exceed NIS 810K.

Minimum Holding or Vesting Period of Options8

Generally, the Options’ minimum holding or vesting period for the Company’s Office-Holders will be at least 3 years, so that the vesting of the Options is made at least once each quarter in equal portions (for incumbent (existing) Office-Holders). With regard to a new candidate for the office of an Office-Holder, the first vesting period will commence at the expiry of 12 months (4 quarters) (namely, a first portion (comprised of 4 separate portions) will vest after 12 months (‘cliff’) and the remaining portions will vest in equal portions on each subsequent quarter).

Duration of Options

The duration of the Options shall not exceed 6 years following the date of granting thereof (including the vesting period).

The Compensation Committee and the Board of Directors will issue directives (including after taking into consideration the provisions of the Company’s Options plan as in effect on the Options’ allocation date) concerning the expiration date of all or part of such Options, in the event an Office-Holder is no longer an employee of the group and/or stops providing services to the group.

Option Unit Exercise Price

The exercise price of each Option unit of the new plans, if awarded to the Office-Holder, will not be lower than the market value of the Company’s share on the Tel-Aviv Stock Exchange Ltd. (“the TASE”) or the Nasdaq (“the Nasdaq”) (whichever is higher, if and to the extent relevant) at the end of the last trading day prior to the day of grant by the Board. At its discretion, the Board may decide a higher Exercise Price, for instance, such price that will reflect the average share price during the 30 trading days preceding the date of allocation,

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7        It is clarified in this matter that despite the above manner of calculation, the examination of the materiality of the award (if such examination is necessary) will be made in accordance with the generally accepted accounting principles applicable to the Company.

8        Notwithstanding anything to the contrary in the Company’s 2015 ESOP plan and/or any other future equity-based compensation plans.

plus 10%, or the price of the Company’s share in TASE on the date of adoption of the Board of Directors’ resolution, whichever is higher.

The Company’s Board of Directors may determine other customary award and/or exercise mechanisms (such as granting cashless Options awards, etc.), and in accordance with the provisions of the then existing Options plan and the provisions of the law and to also determine that vesting of the Options would be subject to the occurrence of certain events and/or milestones in connection with the Company’s long-term development, and provide acceleration and/or expiration provisions, in certain events, all as shall be determined specifically for each option holder.

In the event of termination of the Office-Holder’s employee - employer relationships, or a new engagement between the Office-Holder and the Company during the 12 months’ period following a change of control event in the Company, the vesting date of all (unvested) Options may be accelerated (if so provided) and such Options may be immediately exercisable.

The scope of accumulated dilution under the Office-Holders’ equity compensation plans (on a fully diluted basis) shall not at any time exceed 20% during the term of 3 years, commencing on the date of approval of this Compensation Policy (taking into account the Company’s issued share capital on the allocation date). Such accumulated dilution will be examined from time to time and in any event and at any time when Options are allocated to the Company’s Office-Holders.

4.       Ratio between the Variable Components and Fixed Components of the Compensation Package

The Office-Holders’ total variable compensation component (including equity compensation components or one-off variable compensation components) will not exceed 75% of the Office-Holder’s total compensation package.

5.       Immaterial Modifications of Office-Holders’ Office and Employment Conditions

Pursuant to the provisions of the law, immaterial modifications made to the Company’s Office-Holders’ office and employment conditions require a prior approval of the Compensation Committee only, to the extent such committee determines that indeed these modifications do not materially change any of the employment conditions, provided such modifications are consistent with and not contrary to the provisions of the Compensation Policy.

For this purpose, it was determined, that the total scope of the immaterial modifications made to the conditions of office and employment of the Company’s Office-Holders, to be approved by the Compensation Committee in each reporting year, would not exceed 5% (in real terms) of the total office and employment conditions of an Office-Holder of the Company, approved by its competent organs with respect to that reporting year.

It is clarified, that any modification which is likely to materially change the structure of the Office-Holder’s incentives would be regarded as material, even if the scope of the overall compensation package of such Office-Holder was not changed.

The Compensation Committee will examine the materiality of the modification concerned in comparison with the Office-Holder’s original employment conditions (namely, the materiality will be examined on the basis of an accumulative change rather than an incidental one).

6.       Immaterial Modification in the Conditions of Office and Employment of an Office-Holder Subordinate to the CEO

An immaterial modification of the office and employment conditions of an Office-Holder subordinate to the CEO will not require the approval of the Compensation Committee and the Board of Directors, if approved as such by the CEO, provided the Office-Holder’s new office and employment conditions are consistent with the provisions of this Compensation Policy.

A modification would be considered as immaterial, and require no approval of the Compensation Committee (and/or the Board of Directors, as the case may be) in case it does not exceed 3 salaries or 25% of the actual variable compensation (cash or equity) determined for such Office-Holder.

In addition, any modification of the fixed compensation component (fixed salary) of the Office-Holder, which is in the range of an annual increase of no more than 25%, in comparison with the previous year (annualized) — would not be regarded as a material modification.

7.       Prior Notice/Retirement Conditions

In principle, the Company’s Office-Holders are entitled to receive a prior notice, at law only. Any entitlement to longer prior notice periods will be determined in exceptional situations, including, without limitation, in accordance with the officeholder’s position, seniority in work, the office and employment conditions at that period, the Company’s performance and his/her contribution to the Company and attainment of its aims, and in any event, such period shall not exceed the maximum of 6 months, all in accordance with the provisions of the employment agreement and/or contractual engagement entered between the Office-Holder and the Company.

In general, severance payments for the Office-Holder’s termination of office and/or employment will be made in accordance with the law.

In general, Office-Holders are not entitled to any retirement/Adjustment grants in connection with the termination of their office in the Company.

8.       Return of Variable Compensation in Case of Error (Claw-back)

The Office-Holders’ office and employment and/or services agreements will include a condition, according to which, in case it would transpire in the future that any amount or part thereof which was paid to the Office-Holder pursuant to his/her office and employment conditions with the Company was based on data which later on were found to be erroneous and then restated in the Company’s financial statements, within a period of 3 years following payment of the relevant amount, then, the Office-Holder shall pay back to the Company, or the Company to the Office-Holder, as the case may be, any difference between the amount received by the Office-Holder and the amount which was due to him/her as a result of such correction (after taking account of any differences, if any, in any tax payments and liabilities that apply to and/or paid by, the Office-Holder).

The Office-Holder will not be obligated to pay back any amounts and the Company will not pay the Office-Holder any amounts, as stated in this section above, in case the amount due to the Office-Holder following the restatement of the financial statements was lower or higher (as the case may be) by up to 10% of the amount actually paid to the Office-Holder for that year.

Moreover, it is clarified that such pay back will not apply in case the financial statements are restated as a result of the cumulative effect of changes in the accounting policies, following an amendment of the accounting standards and/or reporting rules after publication of the relevant financial statements.

Any pay back by the Company of such amounts, if applicable, will be made on the date of payment of the first salary following the publication of the restated financial statements, whereas pay back by the Office-Holder will be made by means of set-off from his/her annual bonus in the successive year (if applicable), and the balance, if any, will be paid as part of the monthly salary, in 12 instalments.

9.       Directors’ Compensation

The Company’s outside Directors (“Outside Directors”; including the non-affiliated (independent) Directors: “Disinterested Directors”, as such terms are defined in Israeli law, if applicable) are entitled to an annual fee and attendance (participation) compensation and to reimbursement of expenses within the parameters of the Second Schedule of the Israeli Companies (Rules Regarding Compensation and Expenses for Outside Directors) Regulations, 5760-2000 (“Outside Directors’ Compensation Regulations”), in accordance with the Company’s level (classification) and after taking into consideration the definitions of an expert (if applicable), all as shall be agreed with them in advance prior to their appointment.

Notwithstanding the aforementioned, if the Company’s shares are only listed on a stock exchange located outside of Israel and/or in addition to the stock exchange in Israel, then the aforesaid shall also apply, mutatis mutandis, to Independent Directors, as such are defined under the laws of the foreign stock exchange (“Independent Director”), in accordance with the Israeli Companies (Reliefs for Public Companies which

Shares are Listed on a Foreign Exchange Outside of Israel) Regulations, 5760-2000 (the “Dual Companies Reliefs Regulations”), and the compensation prescribed thereunder.

Directors (other than Outside Directors and/or Disinterested Directors and/or Independent Directors) of the Company, including the chairman of the Board of Directors may become entitled to an annual fee and attendance compensation in an amount not exceeding the lowest compensation paid to Outside Directors of the Company (subject to the provisions of the Dual Companies Reliefs Regulations).

In addition, the Company may grant the Directors (including the Outside, Independent and Disinterested Directors) a variable equity compensation, in accordance with the Outside Directors’ Compensation Regulations and the Dual Companies Relief Regulations, and such compensation will be subject to the relevant provisions of the Compensation Policy applicable to variable equity compensation, including the provisions of section 3 above.

The Company may enter into an agreement with a Director for the providing of additional services, such as professional consulting, subject to the provisions of the law. Directors who are employed by the Company and receive a salary from the Company are not entitled to any Directors’ compensation in addition to such salary.

Chairman of the Board of Directors’ Compensation

In general, the chairman of the Board of Directors, who is not an Executive Chairman, is entitled to an annual fee and attendance compensation just as any other Director in the Company (other than Outside Directors and/or Disinterested Directors and/or Independent Directors) in an amount not exceeding the lowest compensation paid to Outside Directors of the Company.

An Executive Chairman of the Board of Directors may receive compensation in accordance with the criteria applicable to the compensation of the Company’s Office-Holders who are not Directors. The Executive Chairman’s activities will be examined in light of his/her contribution to the Company and its ongoing operations.

In addition, the Company may grant an Executive Chairman of the Board of Directors a variable equity compensation, subject to the relevant provisions of the Compensation Policy applicable to variable equity compensation, including the provisions of section 3 above.

10.     Exculpation, Indemnification and Insurance

a.       In general, Office-Holders of the Company (including the Directors, the chairman of the Board of Directors and Directors of the controlling group, as applicable) are entitled, in addition to the fixed and/or variable compensation, as provided in this Compensation Policy, subject to the approval of the competent organs of the Company, to such Office-Holders’ liability insurance, indemnification and/or exculpation arrangements for their liability as Office-Holders, as customary in the Company, all subject to the provisions of any law and the Company’s Articles.

b.       With reference to the Office-Holders’ liability insurance, the Company may enter into an agreement to insure the liability of the Company’s Directors and Office-Holders, including Office-Holders and Directors who are (or may be regarded as) holders of control in the Company and their relatives (if relevant) in exchange for the customary annual premium.

c.       Setting the framework for Directors’ and Office-Holders’ Liability Insurance

The Company may enter into a contract with an insurance company for insuring the liability of Directors and Office-Holders, according to predetermined conditions (pursuant to the relief concerning approval of Office-Holders’ liability insurance, as provided in Regulation 1B1 of the Israeli Companies Regulations (Reliefs in Transactions with Interested Parties) 5760-2000), in such manner allowing the Company, from time to time, and for up to 3 annual insurance periods in the aggregate, and with the approval of the Audit/Compensation Committee and the Board of Directors, and without the need to obtain the approval of the Company’s general meeting, extend and/or renew the insurance policy or enter into a new policy, with the same insurer or another insurer, in Israel and/or abroad, for insuring the liability of the Directors and Office-Holders with respect to all the Directors and Office-Holders of the Company and its subsidiaries, both present and future and of Office-Holders on behalf of the Company and/or its subsidiaries (if any), during their service as Office-Holders of affiliated companies (if any), including an Office-Holder who is or may be considered as the holder of control, or his/her relative, provided the terms of such engagement are inferior or similar to the conditions of the insurance contracts concerning the other Office-Holders of the Company and that such engagement is under market conditions and may not materially adversely affect the Company’s results of operations, its assets or liabilities, in accordance with the following conditions:

(a)      The insurer’s limits of liability will be up to $US 25 Million for an event and for an annual insurance period (plus $US 10 Million for Side A insurance (designated for Directors and Office-Holders only), together with reasonable litigation expenses (at the rate of up to 20%) above the limit of liability, for litigation expenses due to claims in Israel, above such limit of liability;

(b)     The annual premium incurred by the Company for the entire annual insurance period will not exceed $US 200K, including an annual increase of the premium at the rate of up to 15%;

(c)      The deductible amount for indemnification of Office-Holders will not exceed $US 10K (excluding the U.S.A. and Canada, and excluding securities’ litigations concerning the Company, for which the deductible amount will be $US 35K in Israel only and $US 250K for securities’ litigations in U.S.A. and Canada);

(d)     An option to extend the insurance period for up to 18 months (on a pro-rata basis);

(e)      Such engagement may also cover the Company’s activities with respect to the listing of the Company’s ADR’s and will include an appendix concerning liability arising from the listing of securities on a foreign stock exchange.

(f)      Such policy may include a Run-Off clause in a customary form concerning retiring Directors and Office-Holders and/or whose office in the Company is terminated, for a period of 84 months.

The limit of liability and premium amount for each insurance year will be approved for each renewal by the Audit/Compensation Committee, provided the Audit/Compensation Committee determines that the amount is reasonable in view of the Company’s exposure, the scope of coverage and market conditions.

11.     The Ratio between the Office-Holder’s employment Conditions and the Employment Conditions of the Other Employees of the Company

Upon the determining of the Compensation Policy, the Company takes into consideration, among other things, the ratio between the cost of the Office-Holder’s office and employment conditions and the Wages Cost of the other employees of the Company and contract workers working for the Company and data is presented in this matter, inter alia, about (1) the compensation of Office-Holders working in a similar level with the Company (if relevant); (2) the salary of the former Office-Holder who served in the same position (if relevant); (3) the average salary and the median wages of the Company’s employees and contract workers working for the Company (if relevant); and the ratio between each of the above and the Office-Holder’s proposed compensation awaiting approval is also examined;

The Company’s Board of Directors has examined the above data upon the determining of the Compensation Policy and resolved, after considering the small number of employees who are not Office-Holders of the Company (and no contract workers at all), that the effect of the gap between the office and employment conditions of the Office-Holders and the earing conditions of the other employees in the Company on the labor relations in the Company — is not significant.

12.     That stated in this Compensation Policy is not intended to derogate from any relief given and/or to be given from time to time with respect to the approval procedures of compensation of Office-Holders in public companies, under any regulations enacted and/or amended from time to time by virtue of the Companies Law, including the Companies (Reliefs in Transactions with Interested Parties) Regulations, 5760-2000 and such regulations will be deemed as implicitly incorporated into this Compensation Policy.